SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Claymont Steel Holdings, Inc.

(Name of Subject Company)

Claymont Steel Holdings, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

18382P104

(CUSIP Number of Class of Securities)

Allen Egner

Interim Chief Financial Officer

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Kimberly A. Taylor, Esq.

Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

Pittsburgh, PA 15219

(412) 560-3300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Schedule 14D-9”) relates is Claymont Steel Holdings, Inc., a Delaware corporation (the “Company”). The address of the principal executive office of the Company is 4001 Philadelphia Pike, Claymont, Delaware 19703. The telephone number for the Company’s principal executive office is (302) 792-5400.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (“Common Stock”). As of December 17, 2007, 17,566,754 shares of Common Stock were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Titan Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), as disclosed in a Tender Offer Statement on Schedule TO, dated December 18, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of Common Stock at a purchase price of $23.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer is made in accordance with the Agreement and Plan of Merger, dated as of December 9, 2007, by and among Evraz, the Purchaser and the Company (the “Merger Agreement”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2007. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Merger Agreement provides that subject to the satisfaction or waiver of certain conditions, following the completion of the Offer and in accordance with the Delaware General Corporation Law (the “DGCL”), the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). The Merger Agreement provides that at the election of Evraz, the Merger may be structured so that the Company will be merged with and into the Purchaser, with the Purchaser being the Surviving Corporation. At the effective time of the Merger (the “Effective Time”), each share of Common Stock (other than shares of Common Stock owned by Evraz, the Purchaser or any subsidiary of Evraz or the Company, or shares of Common Stock held in the treasury of the Company or by any stockholder of the Company who properly exercises appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable stock transfer taxes and required withholding taxes, and all the shares of Common Stock shall no longer be outstanding, shall automatically be cancelled and shall cease to exist. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Schedule TO states that the address of Evraz is 1 Allée Scheffer, L-2520 Luxembourg. The telephone number of Evraz is +7 (495) 232-1370. The address of the Purchaser is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The telephone number of the Purchaser is +7 (495) 232-1370.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in the Schedule 14D-9 or in the information statement of the Company filed herewith as Annex I (the “Information Statement”) and incorporated herein by reference, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates; or (ii) Evraz, the Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Section 14(f) Information Statement

Certain agreements, arrangements (including employment and compensation arrangements) or understandings in effect between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement attached hereto as Annex I.

Director and Officer Indemnification and Insurance

The Company’s amended and restated certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of the Company’s directors. These provisions eliminate a director’s personal liability to the Company or the Company’s stockholders for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving certain wrongful acts, including:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions); or

•	for any transaction in which the director derives an improper personal benefit.

The Company’s amended and restated bylaws also contain provisions that allow the Company to indemnify its directors and officers to the fullest extent permitted by the DGCL.

Under the Merger Agreement, Evraz and the Purchaser have agreed that the certificate of incorporation and bylaws of the Surviving Corporation and the articles of organization, bylaws or similar constituent documents of any subsidiary of the Company will contain provisions no less favorable with respect to the indemnification of the present or former directors, officers and employees of the Company or any of its subsidiaries than those currently in effect, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of such directors, officers and employees of the Company under these constituent documents until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or appeal is required by applicable law.

Under the Merger Agreement, the Surviving Corporation has agreed to indemnify and hold harmless, the present and former officers and directors of the Company and its subsidiaries, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was an officer, director, employee, fiduciary or agent of the Company or its subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the extent permitted by the Company’s amended and restated certificate of incorporation or amended and restated bylaws in effect as of the date of the Merger Agreement.

Under the Merger Agreement, the Surviving Corporation has agreed to cause to be maintained in effect, for a period of six years following the Effective Time, policies of directors’ and officers’ liability insurance, or a six-year tail insurance policy, covering the persons who were covered by the Company’s existing directors’ and officers’ liability insurance policies as of the date of the Merger Agreement for events that occur prior to the Effective Time and providing coverage at least as favorable, in the aggregate, as such existing policies. However, the Surviving Corporation will not be required to pay an annual premium in excess of 150% of the aggregate amounts currently paid by the Company to maintain such existing policies. In the event that equivalent coverage cannot be obtained, or can be obtained only by paying aggregate premiums in excess of 150% of such amount, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying aggregate premiums equal to 150% of such amount. At the Company’s election, and subject to Evraz’s reasonable consent, in lieu of the foregoing, the Company may obtain a six-year tail insurance policy, providing coverage no more favorable, in the aggregate, than the Company’s existing directors’ and officers’ liability insurance policies; provided that the aggregate premium that the Company will be required to pay for such six-year tail insurance policy shall not exceed 200% of the annual premium currently paid by the Company to maintain the existing policies.

Acceleration of Options and Other Equity Based Awards

Pursuant to the Merger Agreement, all of the outstanding and unexercised options to purchase shares of Common Stock granted under any stock option or similar plan of the Company or under any agreement to which the Company or any of its subsidiaries is a party (an “Option”) that are outstanding at the Effective Time will vest in full and be cancelled at the Effective Time. In exchange for such cancellation, option holders will receive, no later than five business days after the Effective Time, with respect to each Option, a cash payment (less any applicable withholding taxes and without interest) equal to the product of (a) the excess, if any, of the Merger Consideration over the per share exercise or purchase price of such Option and (b) the number of shares subject to such Option.

As of December 9, 2007, the Company’s outstanding Options included: 62,348 Options with an exercise price of $17.00; 80,000 Options with an exercise price of $18.65; and 69,000 Options with an exercise price of $20.90.

The Merger Agreement provides that each holder of an incentive award or right relating to, or the value of which is based on, the value of shares of Common Stock, that was granted under any employee incentive or similar plan of the Company or under any agreement to which the Company or any of its subsidiaries is a party (“Equity Award”) and that is outstanding at the Effective Time, whether or not vested, shall be entitled to receive with respect to each such Equity Award, no later than five business days after the Effective Time, an amount in cash, less any applicable withholding taxes and without interest, determined pursuant to the terms of such Equity Award based on a value of a share of Common Stock being equal to the Merger Consideration.

There were 84,324 restricted stock units and 75,451 shares of restricted stock outstanding as of December 9, 2007.

Employee Matters

The Merger Agreement provides that Evraz will cause the Surviving Corporation, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for individuals employed by the Company at the Effective Time (i) the same level of annual base compensation as in effect immediately prior to the Effective Time and (ii) benefits provided under the Company’s employee benefit plans that in the aggregate are substantially no less favorable than the benefits maintained for and provided to such employees immediately prior to the Effective Time (excluding for this purpose, benefits that are contingent on a change of control or that are based on the value of, or require the issuance of, securities). The Merger Agreement also provides that bonuses or incentive compensation for fiscal year 2007 shall be paid in accordance with the applicable terms of any bonus or incentive plan of the Company in effect.

Employment Agreement with Jeff Bradley

The Company entered into an employment agreement with Jeff Bradley (“Employment Agreement”) pursuant to which, among other things, Mr. Bradley serves as its Chief Executive Officer. After the Company’s initial public offering of common stock, Mr. Bradley’s base salary increased to $350,000 per year. Under the Employment Agreement, Mr. Bradley is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on the Company attaining certain EBITDA levels and the remaining $75,000 may be earned in the Compensation Committee’s discretion.

The Offer and the Merger constitute a Change of Control (as defined in the Employment Agreement) under the Employment Agreement. However, Mr. Bradley will not receive a Change of Control bonus as there is no Equity Deficiency (as defined in the Employment Agreement).

In the event Mr. Bradley’s employment terminates due to (i) death, (ii) disability, (iii) termination for cause or (iv) voluntary termination, Mr. Bradley or his estate shall be entitled to receive his accrued but unpaid salary through the date of death, date of notice to the Company of disability or date of termination and reimbursement of any unpaid expenses in connection with his duties with the Company.

In the event Mr. Bradley’s employment is terminated without cause, Mr. Bradley shall be entitled to receive:

(1) his accrued but unpaid salary through the date of notice of termination;

(2) reimbursement of unpaid expenses in connection with his duties with the Company; and

(3) lump-sum cash payment equal to 12 months salary plus any bonus accrued but not yet payable reduced by any proceeds from a Change of Control if termination occurs coincident with or following a Change of Control.

Amounts paid pursuant to clause (3) above are contingent upon satisfaction of a Separation Release whereby Mr. Bradley agrees to waive and release any claims arising from his employment with the Company.

Mr. Bradley’s agreement includes typical confidentiality provisions and a 2-year non-competition provision.

The description of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement filed as Exhibit (e)(4) hereto, which is incorporated herein by reference.

Restricted Shares Agreement with Jeff Bradley

Pursuant to a Restricted Shares Agreement between the Company and Mr. Bradley, Mr. Bradley received 75,451 shares of restricted stock. Of such shares, 12.5% vest on each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest beginning on June 30, 2006 and on June 30 of each subsequent year if the Company’s EBITDA levels equal or exceed targets established by the Board of Directors of the Company and Mr. Bradley is employed on each applicable vesting date. The Restricted Shares Agreement provides that if Mr. Bradley’s employment is terminated for any reason, all unvested restricted shares are automatically forfeited and transferred to the Company. If Mr. Bradley is employed during a Change of Control (as defined in Mr. Bradley’s employment agreement above), any unvested restricted shares not previously forfeited will vest and cease to be restricted.

The description of the Restricted Shares Agreement is qualified in its entirety by reference to the Restricted Shares Agreement filed as Exhibit (e)(5) hereto, which is incorporated herein by reference.

(b) Arrangements with Evraz and the Purchaser.

Merger Agreement and Confidentiality Agreement

The Company and Evraz entered into a Confidentiality Agreement dated as of November 26, 2007, as amended on November 28, 2007 (the “Confidentiality Agreement”). In connection with the transactions contemplated by the Offer, the Company, Evraz and the Purchaser entered into the Merger Agreement.

Summaries of the Merger Agreement and the Confidentiality Agreement are contained in Section 11 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. The summaries are qualified in their entirety by reference to the Merger Agreement and the Confidentiality Agreement which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference.

Stockholder Support Agreement between Evraz and H.I.G.

As an inducement to Evraz to enter into the Merger Agreement, and in consideration thereof, Evraz and H.I.G. Capital LLC, Inc. (“H.I.G.”) entered into a Stockholder Support Agreement (the “Support Agreement”), dated as of the date of the Merger Agreement. Pursuant to the Support Agreement, H.I.G. has agreed to tender its shares of Common Stock in the Offer (together with any shares of Common Stock that are issued or otherwise acquired or owned by H.I.G.) (the “Owned Shares”), within five business days after the commencement of the Offer, and not to withdraw such tender unless the Support Agreement shall have been terminated in accordance with its terms.

Additionally, pursuant to the Support Agreement, H.I.G. has agreed, at any meeting of the stockholders of the Company, or any adjournment thereof, called for the purpose of adopting the Merger Agreement, to vote, or to provide a consent with respect to, all shares of Common Stock (including the Owned Shares), which, as of the relevant record date, H.I.G. has the power to vote, (i) in favor of adopting the Merger Agreement and the transactions contemplated thereby, and (ii) against, and to not consent to, (A) any Acquisition Proposal (as defined in the Merger Agreement), or (B) any action that would or is designed to delay, prevent or frustrate the Offer and the related transactions contemplated by the Merger Agreement. Moreover, H.I.G. is obligated to take or refrain from taking such actions regardless of the position of the Company’s Board of Directors as to the Merger or the Offer at the time of such stockholder meeting.

The Support Agreement terminates on the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the date on which all of the Owned Shares are transferred to Evraz or its affiliate.

If the Merger Agreement is terminated by either the Company or Evraz because the Offer has not been completed prior to the Outside Date (as defined in the Merger Agreement) or the Offer shall have expired or been terminated without the Purchaser having purchased any shares of Common Stock pursuant thereto and (i) prior to the event giving rise to such termination, an Acquisition Proposal has been made or publicly announced, (ii) within twelve months following such termination, H.I.G. sells or agrees to sell Owned Shares representing at least 40% of the equity interests in the Company (the “Stockholder Sale”), and (iii) the Stockholder Sale does not otherwise trigger payment of the Termination Fee (as defined in the Merger Agreement) under the Merger Agreement, then, pursuant to the Support Agreement, H.I.G. is obligated to immediately pay to Evraz 42.6% of the Termination Fee unless, at least forty-five days prior to the Stockholder Sale, H.I.G. makes a written offer to sell to Evraz, and within ten days Evraz declines to buy, the Owned Shares for a price per share equal to the Offer Price and otherwise upon terms no less favorable to Evraz than those contained in any Stockholder Sale agreement.

The Board of Directors of the Company has unanimously approved the Support Agreement and the transactions contemplated thereby.

As of the date of the Support Agreement, H.I.G. owned 7,486,303 shares of Common Stock representing approximately 42.6% of the outstanding shares of Common Stock. The summary of the Support Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Support Agreement, which is filed as Exhibit (e)(3) hereto.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The Board of Directors of the Company has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company’s stockholders; (ii) approved the Merger Agreement and the transactions contemplated thereby; and (iii) approved and declared advisable the agreement of merger (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement and directed that such agreement of merger be submitted to the stockholders of the Company for adoption (if necessary) and resolved to recommend the acceptance of the Offer and adoption of the agreement of merger.

A copy of the letter to the Company’s stockholders communicating the Board of Directors’ recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

Background of the Offer

After having been acquired by H.I.G. in June of 2005, the Company has regularly reviewed and evaluated its business, strategic direction and prospects in the context of developments in the industry and in the markets in which the Company operates with the goal of enhancing shareholder value. This section summarizes the developments leading up to the Company’s entry into the Merger Agreement with Evraz.

On August 5, 2005, the Company entered into an engagement letter with Jefferies & Company, Inc. (“Jefferies”), pursuant to which Jefferies agreed to act as the Company’s financial advisor with respect to a debt financing transaction then being pursued by the Company and potential future business transactions involving the Company. Beginning in September 2005, and at the Company’s request, representatives of Jefferies contacted numerous parties that the Company and Jefferies believed might be interested in pursuing an acquisition of the Company. In all cases where requested, representatives of Jefferies provided the third party with an executive summary, confidentiality agreement and, provided that the confidentiality agreement had been signed, a confidential information memorandum containing certain confidential information and letters requesting the submission of a preliminary, non-binding indication of interest. In all, 12 parties were provided with confidential information memorandums, and three parties, including Evraz, were invited to conduct further due diligence with respect to the Company.

On December 5, 2005, the Company sent Evraz an executive summary and confidentiality agreement, which Evraz signed on February 1, 2006. Jefferies sent a confidential information memorandum to Evraz on the same day, and entered into discussions with Evraz regarding the Company.

On December 16, 2005, the Company sent one of the three parties (“Company A”) that submitted an indication of interest an executive summary and confidentiality agreement, which Company A signed on December 19, 2005. Jefferies sent a confidential information memorandum to Company A on December 20, 2005 and entered into discussions with Company A regarding the Company.

On January 23, 2006, the Company received a preliminary indication of interest from Company A at an enterprise valuation between $230 and $350 million. Based on this indication of interest, the Company invited Company A to continue further due diligence on the Company.

On February 1, 2006, Jefferies had a telephonic conversation with Evraz in which Jefferies requested that Evraz submit a preliminary, non-binding indication of interest by February 14, 2006.

On February 10, 2006, Company A was given access to an online dataroom, which contained confidential information. The Company’s management made presentations about the Company’s business and hosted a visit to the Company’s facility in Claymont, Delaware by representatives of Company A during the week of February 13, 2006.

On February 15, 2006, the Company received a preliminary, non-binding indication of interest from Evraz at an enterprise valuation of $275 million. Based on its indication of interest, the Company invited Evraz to continue further due diligence on the Company. The Company’s management delivered a presentation about the Company’s business and hosted a visit to the Company’s facility in Claymont, Delaware by representatives of Evraz on multiple occasions, during the month of March 2006.

On February 21, 2006, the Company sent one of the three parties (“Company B”) an executive summary and confidentiality agreement, which Company B signed on the same day. Jefferies sent a confidential information memorandum to Company B on February 27, 2006 and entered into discussions regarding the Company.

On March 3, 2006, Jefferies sent Company A a letter which requested that a definitive proposal be submitted on March 17, 2006. Company A later informed Jefferies that it was no longer interested in pursuing further discussions with respect to a potential acquisition of the Company.

On March 8, 2006, the Company received a preliminary indication of interest from Company B at an enterprise valuation of $300 million. Based on this indication of interest, the Company invited Company B to continue further due diligence on the Company. The Company’s management made presentations about the Company’s business and hosted a visit to the Company’s facility in Claymont, Delaware by representatives of Company B on March 20, 2006.

On March 16, 2006, Jefferies sent Evraz a letter which requested that a definitive proposal be submitted on March 31, 2006.

On March 17, 2006, Jefferies sent Company B a letter which requested that a definitive proposal be submitted on March 31, 2006. Company B later informed Jefferies that it was no longer interested in pursuing further discussions with respect to a potential acquisition of the Company.

On March 31, 2006, Evraz presented the Company with a revised indication of interest at a total enterprise valuation of $325 to $350 million. Based on this indication, the Company entered into an exclusivity agreement with Evraz on April 26, 2006 and invited Evraz to continue further due diligence on the Company, including providing Evraz with access to certain of the Company’s personnel to provide Evraz with additional information about the Company and its operations.

In April 2006, the Company provided Evraz and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), counsel to Evraz, access to certain non-public information about the Company. During April and May 2006, Cleary Gottlieb and Morgan, Lewis & Bockius LLP (“Morgan Lewis”), counsel to the Company, exchanged drafts of, and negotiated the terms of, a stock purchase agreement. On May 25 and 26, 2006, representatives of Evraz, including Cleary Gottlieb, and representatives of the Company, including Morgan Lewis and Jefferies, met in person in New York to negotiate the proposed transaction.

On May 30, 2006, Evraz notified the Company that it was no longer interested in pursuing further discussions with respect to a potential acquisition of the Company.

Subsequent to these events, the Company again evaluated the Company’s business, strategies, performance, objectives and prospects in the context of developments in the steel industry and in the markets in which the Company operates with a view toward enhancing shareholder value.

On June 21, 2006, the Company signed an amendment to its engagement letter with Jefferies, extending the engagement of Jefferies as the Company’s exclusive financial advisor.

In August 2006, a third party (“Company C”) contacted the Company regarding its interest in discussing a potential acquisition of the Company. On September 17, 2006, Company C executed a confidentiality agreement and was provided a confidential information memorandum. On October 6, 2006, Company C notified the Company that it was no longer interested in pursuing further discussions with respect to a potential acquisition of the Company.

On December 22, 2006, the Company completed an initial public offering of its Common Stock at a price of $17 per share. In the offering, the Company sold 6,250,000 shares of Common Stock and H.I.G., the selling stockholder, sold 2,450,000 shares of Common Stock. On December 29, 2006, the underwriters exercised their option to purchase an additional 1,305,000 shares from H.I.G. at the initial public offering price of $17 per share. Following completion of the offering, including the over-allotment option, H.I.G.’s ownership stake in the Company was 42.6%.

In April 2007, Jefferies was contacted by a financial advisor regarding the interest of its client (“Company D”) in discussing a potential business combination transaction with the Company.

In April 2007, at a regularly scheduled Board meeting, the Board of Directors discussed, among other matters, Company D’s interest in a potential transaction, the ongoing consolidation in the steel industry generally, and the Company’s other strategic alternatives, including remaining an independent public company. The Board of Directors directed management to amend the Company’s engagement letter with Jefferies, which had been in place since prior to the Company’s initial public offering, and to direct Jefferies to determine whether there were other third parties interested in a potential business combination transaction with the Company.

Beginning in May 2007, representatives of Jefferies, at the request of the Board of Directors, conducted a targeted search process and contacted a small number of third parties that the Company and Jefferies believed might be interested in seriously pursuing an acquisition of the Company. Representatives of Jefferies also responded to inquiries that it received from prospective acquirors. In all, representatives of Jefferies had contact with a total of 17 third parties. All of these parties had been contacted by Jefferies in the earlier process. In all cases where requested, representatives of Jefferies provided the third party with an informational package containing certain publicly available information regarding the Company.

On June 7, 2007, the Company received a verbal, preliminary, non-binding indication of interest from Company D at a range of $600 to $650 million of enterprise value.

On June 18, 2007, the Company signed a second amendment to its engagement letter with Jefferies, extending the engagement of Jefferies as the Company’s exclusive financial advisor.

During the week of July 16, 2007, Company D entered into a confidentiality agreement with the Company.

On July 24, 2007, and pursuant to a request from H.I.G., the Company filed a registration statement with the SEC, with respect to the registration of shares owned by H.I.G. On August 1, 2007, at the direction of H.I.G., the Company withdrew the registration statement.

Also on July 24, 2007, the Company’s management delivered a presentation about the Company’s business and hosted a visit to the Company’s facility in Claymont, Delaware by representatives of Company D and its financial advisor.

On August 27, 2007, Company D informed Jefferies that it was no longer interested in pursuing further discussions with respect to a potential acquisition of the Company.

On August 7, 2007, the Board of Directors held a telephonic meeting to review the status and results of Jefferies’ targeted search process. Members of the Company’s senior management and representatives of Jefferies participated in this meeting. The search process conducted by Jefferies was terminated at this time.

On September 27, 2007, Evraz contacted Jefferies to discuss a potential acquisition of H.I.G.’s shares in the Company.

On October 4, 2007, Alexander Frolov, the Chief Executive Officer of Evraz, and Matthew Sanford, a member of the Board of Directors and a managing director of H.I.G., met in person in London to discuss the terms of the offer. As of this time, the Company had no involvement in, and was unaware of, this proposal and the discussions between H.I.G. and Evraz.

On October 15, 2007, Evraz sent a letter to Jefferies setting forth a proposal to acquire H.I.G.’s 42.6% shareholding in the Company at a price based on a multiple of 7 times the latest 12 months publicly disclosed EBITDA of the Company (ended June 30, 2007), or, alternatively, to acquire over 50% ownership of the Company for an additional 15% premium. Discussions between representatives of H.I.G., Evraz and Jefferies continued over the next several weeks.

On October 30, 2007, Evraz made a verbal indication to Jefferies that Evraz would be willing to acquire H.I.G.’s shares for $23 per share and purchase additional shares of common stock from Claymont at $23 per share to acquire, in the aggregate 49.5% of the outstanding shares of Claymont.

On October 30, 2007, Mr. Sanford sent a communication to the Board of Directors indicating that H.I.G. was interested in the Board of Directors reviewing the potential transaction involving Evraz’s acquisition of H.I.G.’s shares and the shares held by Jeff Bradley, the Company’s chief executive officer, and the Company issuing additional shares to Evraz at a purchase price of $23 per share (the “Initial Proposal”). The transactions contemplated by the Initial Proposal would result in Evraz owning approximately 49.5% of the Company. The Initial Proposal also included the requirement that the Board of Directors approve the transaction, and that Evraz would have the contractual right to appoint a majority of the members of the Board of Directors.

On November 1, 2007, the Board of Directors met via conference call, with representatives of Morgan Lewis attending, to discuss Evraz’s proposal. Representatives of Morgan Lewis advised the Board of Directors of its fiduciary duties and other legal matters in connection with considering the Initial Proposal. After reviewing the details of the Initial Proposal, the Board of Directors designated a special committee of independent directors who were not affiliated with H.I.G., consisting of Steve Scheinkman and Tracy Shellabarger (the “Special Committee”), to review the Initial Proposal.

On November 4, 2007, the Special Committee had discussions with Potter Anderson & Corroon LLP (“Potter Anderson”), counsel to the Special Committee, and an engagement letter with Potter Anderson was entered into on November 9, 2007.

On November 12, 2007, representatives from Evraz visited the Company’s facility in Claymont, Delaware. At this visit, the Company’s management team provided Evraz with publicly available information about the Company and conducted a tour of the Company’s facilities.

At a regularly scheduled board meeting on November 13, 2007, the Board of Directors discussed, among other matters, the status of the Special Committee’s review of the Initial Proposal. The members of the Special Committee reported to the other members of the Board of Directors that counsel had been engaged and that the Special Committee intended to interview financial advisors.

On November 15, 2007, the Special Committee interviewed financial advisors, including Western Reserve Partners LLC (“Western Reserve”), to assist the Special Committee with its review of the Initial Proposal.

On November 16, 2007, the Special Committee selected Western Reserve as its financial advisor.

On November 19, 2007, the members of the Special Committee contacted Mr. Bradley to provide him an update on the Special Committee’s review of the Initial Proposal. Also on November 19, 2007, Pavel Tatyanin of Evraz contacted a representative of Jefferies and indicated that Evraz was considering making a proposal with respect to an acquisition of all of the Company’s outstanding shares.

On November 20, 2007, Evraz submitted a letter to the Company indicating its withdrawal of the Initial Proposal. Also on November 20, 2007, Evraz submitted a non-binding indication of interest with respect to an acquisition of all issued and outstanding shares of the Company for a purchase price of $22 to $23 per share, subject to completion of confirmatory due diligence and unanimous approval of the Company Board. Evraz also sought a 30-day exclusivity period.

On the evening of November 20, 2007, the Board of Directors held a telephonic meeting, with representatives of Morgan Lewis attending, to discuss, among other things, Evraz’s new proposal. The Board discussed whether the new proposal should be evaluated by the Special Committee or by the full Board. It was pointed out that four of our seven directors are affiliated with H.I.G., and that one of our directors, Mr. Bradley, is an employee of the Company. After discussion, the Board of Directors determined that, in light of the withdrawal of the Initial Proposal and the fact that the new proposal was for all of the outstanding shares the Company, the Special Committee would be disbanded and the proposal would be evaluated by the entire Board. The Board of Directors agreed that no transaction would be approved by the Board unless it was approved by all of the members of the Board, including the directors previously comprising the Special Committee. Also at the meeting, representatives of Morgan Lewis advised the Board of Directors of its fiduciary duties and other legal matters in considering a potential transaction. The Board of Directors discussed potential alternative acquirors, and discussed the results of Jefferies’ efforts in the late spring and early summer to determine whether third parties were interested in pursuing a business combination transaction with the Company. The Board of Directors also discussed other strategic alternatives available, including continuing to pursue the Company’s current strategies as an independent public company. After further deliberations, it was the consensus of the Board of Directors, based on their business experience and knowledge of the Company and the industry, that Evraz’s proposal of $22 - $23 per share in cash was sufficient to warrant having further discussions with Evraz regarding a potential transaction, and providing Evraz certain due diligence materials. The Board of Directors then authorized Mr. Sanford and Mr. Bradley to meet with Evraz and discuss further the proposal, subject to Evraz’s execution of a confidentiality agreement.

On November 21, 2007, the Company received a draft of a Confidentiality Agreement from Evraz, which proposed that Evraz would be subject to a 12 month standstill provision, except that there would be no restrictions on the ability of Evraz to purchase H.I.G.’s shares.

On November 23 and 24, 2007, the Board of Directors engaged in a series of discussions about Evraz’s proposed draft of the Confidentiality Agreement and, in particular the carve-out of the H.I.G. shares from the standstill. During this period, Cleary Gottlieb advised Morgan Lewis that Evraz was not prepared to agree to a limitation on its ability to acquire H.I.G.’s shares.

On November 25, 2007, the Board of Directors held a telephonic meeting to further discuss Evraz’s proposed draft of the Confidentiality Agreement. After a thorough discussion, the Board of Directors determined that it could agree to the carve-out of H.I.G.’s shares from the standstill, so long as Evraz agreed that, in the event it purchased any shares from H.I.G., Evraz would make an offer to all stockholders of the Company to purchase their shares at the same price paid to H.I.G. Evraz and the Company agreed to the terms of the Confidentiality Agreement, and this agreement was executed on November 26, 2007.

On November 26, 2007, Mr. Bradley and Mr. Sanford, on behalf of the Company, and representatives of Jefferies, met in person with representatives of Evraz, including Mr. Frolov and Mr. Tatyanin, on behalf of Evraz, and representatives of ABN Amro Incorporated. (“ABN Amro”), financial advisor to Evraz, in London. At this meeting, the parties discussed various aspects of Evraz’s proposal. During this meeting, Mr. Sanford asked Evraz to raise its proposed price of $22 - $23 per share. Mr. Tatyanin indicated that Evraz was prepared to agree to $23 per share, but that Evraz was unwilling to agree to a higher price. After a series of negotiations, the parties agreed to discuss with their respective Boards of Directors the updated terms of the Evraz proposal.

Later on November 26, 2007, the Board of Directors held a telephonic meeting, with representatives of Morgan Lewis and Jefferies attending, to consider Evraz’s proposal as discussed by the parties in London. At this meeting, Mr. Sanford provided the Board of Directors with the details of Evraz’s proposal, including Evraz’s request for exclusivity and its proposed price of $23 per share. It was pointed out that Evraz was unwilling to have further discussions unless the Company agreed to an exclusivity period. The Board of Directors discussed the proposed price, the current trading price of the Company’s stock, the process undertaken by Jefferies earlier in the year to determine the level of interest of third parties in acquiring the Company, and the Company’s strategic alternatives. After discussion, the Board of Directors authorized Mr. Bradley and Mr. Sanford to negotiate further with Evraz and agree to a limited period of exclusivity. The Board of Directors also determined to pursue its engagement with Western Reserve to advise the Board on valuation matters and to deliver a second opinion as to the fairness of the consideration to be received by the stockholders in connection with any potential transaction. Mr. Shellabarger contacted Western Reserve about the engagement on November 26, 2007, and the engagement letter was signed on December 7, 2007.

On November 27, 2007, Cleary Gottlieb delivered to Morgan Lewis a draft amendment to the existing confidentiality agreement between Evraz and the Company, providing Evraz with a 30-day period of exclusivity. On November 28, 2007, an amendment to the confidentiality agreement, providing for a 21-day period of exclusivity, was executed by the parties.

On November 30, 2007, the Board of Directors held a telephonic meeting, with representatives of Morgan Lewis, Jefferies and Western Reserve attending. Jefferies and Western Reserve made separate presentations to the Company Board regarding conditions in the steel industry, the Company’s strategic alternatives and valuation analyses of the Company.

Later in the day on November 30, 2007, Cleary Gottlieb delivered to Morgan Lewis initial proposed drafts of the Merger Agreement and Stockholder Support Agreement.

On December 1 and 2, 2007, Morgan Lewis and Cleary Gottlieb engaged in several conference calls to negotiate several terms of the proposed Merger Agreement, including the following provisions:

•	whether Evraz, as opposed to one of its wholly-owned subsidiaries, should be a party to the Merger Agreement;

•	the conditions to the consummation of the Offer;

•	the circumstances under which the Top-Up Option would be exercisable;

•	the restrictions on the Company’s operations of its business prior to the completion of the Offer;

•	the circumstances under which the Company could pursue an alternative transaction;

•	the scope of Evraz’s right to match the terms of any such alternative transaction;

•	the circumstances under which the Company would be required to pay a termination fee or expenses; and

•	the definition of “Material Adverse Effect.”

The initial draft of the Stockholder Support Agreement did not provide for termination of the Stockholder Support Agreement upon termination of the Merger Agreement. This agreement provided that Evraz would have the right to purchase H.I.G.’s shares for a one-year period following the termination of the Merger Agreement, and that H.I.G. would agree not to sell its shares during the one-year period, and not to vote in favor of any alternative proposal for the acquisition of the Company during the one-year period.

Between December 1 and December 9, 2007, Morgan Lewis and Cleary Gottlieb engaged in negotiations and exchanged multiple drafts of the Merger Agreement. During this time, representatives of the Company and Evraz, with their respective financial advisors, engaged in multiple conference calls to negotiate various terms of the Merger Agreement.

On December 4, 2007, the Board of Directors met via conference call to receive an update from Mr. Bradley and Mr. Sanford with respect to the status of negotiations with Evraz. The Board of Directors discussed the Company’s prospects for alternative transactions, including those identified by Jefferies and Western Reserve. In addition, Morgan Lewis reviewed with the Board of Directors the terms and conditions of the proposed Merger Agreement. At this meeting, the Board of Directors discussed the Company’s current and historical financial condition, the potential value that might result from various strategic alternatives available to the Company, including the potential value to stockholders if the Company were to remain an independent public company. The Board of Directors also discussed the challenges facing the Company as a single facility plate mill in a consolidating industry.

On December 6, 2007, the Board of Directors met via conference call to engage in further discussions with respect to the November 30th presentations submitted by Jefferies and Western Reserve. In particular, the Board of Directors reviewed several possible strategic alternatives, including maintaining independence and pursuing organic growth, pursuing growth through acquisitions of target businesses, engaging in strategic transactions, and a potential sale of the Company to Evraz.

Later on December 6, 2007, the Board of Directors met via conference to call to receive an update from the Company’s negotiating team on the progress of negotiations. During this meeting, Morgan Lewis answered various questions from the Board of Directors on the terms and conditions included in the latest draft of the Merger Agreement.

On December 7, 2007, the Board of Directors met via conference call, during which Morgan Lewis reviewed in detail with the Board of Directors the revised draft of the Merger Agreement submitted by Cleary Gottlieb. The Board of Directors discussed, among other matters, the amount of the termination fee and the proposed price per share. At the conclusion of this meeting, and after deliberations, the Board instructed Mr. Sanford and Mr. Bradley to seek to obtain a lower termination fee and, if possible without risking the proposal that had been made by Evraz, a higher price. Later that day, Jefferies contacted ABN Amro and suggested a purchase price of $24 per share. ABN Amro responded to Jefferies that Evraz was unwilling to agree to a purchase price of $24 per share.

On December 8 and December 9, 2007, the parties continued to negotiate the terms of the proposed transaction. As a result of these negotiations, the final proposal included a purchase price of $23.50 per share in cash, a 3% breakup fee, an additional expense reimbursement of up to $2,150,000, a right of Evraz to match any alternative proposals, the right of the Board of Directors to change its approval or recommendation of the Offer and the Merger, and, with respect to the Stockholder Support Agreement, the termination of the voting and transfer restrictions, as well as Evraz’s right to acquire the H.I.G. shares, upon termination of the Merger Agreement.

On December 9, 2007, the Board of Directors held a telephonic meeting, with representatives of Jefferies, Western Reserve and Morgan Lewis attending. Mr. Sanford updated the Board of Directors on the negotiations with Evraz. Representatives of Morgan Lewis advised the Board of Directors of its fiduciary duties in connection with the potential transaction and then reviewed the proposed terms of the Merger Agreement. Representatives from each of Jefferies and Western Reserve made a financial presentation to the Board of Directors. Representatives of Jefferies and Western Reserve responded to questions from members of the Board of Directors with respect to the information reviewed and the transaction. At the conclusion of their respective presentations, each of Jefferies and Western Reserve delivered an oral opinion, confirmed in writing by opinions dated December 9, 2007, that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement, as of the date of the opinions and based upon and subject to the assumptions, limitations, qualifications and factors contained therein, is fair, from a financial point of view, to such holders. After further discussion and evaluation of the Offer and the terms and conditions of the Merger Agreement, the Board of Directors unanimously determined that the Merger Agreement and the Offer and the Merger were advisable and fair to, and in the best interests of the stockholders of the Company, and unanimously approved the Merger Agreement, the Support Agreement and the transactions contemplated thereby.

Later in the day on December 9, 2007, the Company and Evraz executed and delivered the Merger Agreement, and Evraz and H.I.G. separately executed and delivered the Stockholder Support Agreement.

On December 10, 2007, the Company and Evraz issued a joint press release publicly announcing the proposed transaction.

Reasons for the Recommendation

In the course of deliberating and reaching its determinations to approve the Offer and approve the Merger Agreement and other transactions contemplated thereby, and to recommend that the Company’s stockholders accept the Offer and adopt the Merger Agreement and tender their shares of Common Stock pursuant to the Offer, the Board of Directors considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including the following:

•

current and historical market prices of the Common Stock, including the fact that the Offer Price of $23.50 represents (i) a premium of 19.1% to the Company’s three month volume weighted average stock price, (ii) a premium of 38.2% to the Company’s initial public offering price in December 2006, and (iii) a premium of 6.8% to the closing price of the shares of Common Stock on Friday, December 7, 2007;

•	the form of consideration to be paid to holders of Shares in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders;

•

the fact that Evraz’s obligation to consummate the acquisition of the shares of Common Stock of the Company is subject to a limited number of conditions, with no financing condition, and the likelihood and anticipated timing of completing the Offer, in light of the structure of the Offer and the conditions to completion;

•	Evraz’s business reputation, financial condition and the ability of Evraz to complete the Offer and the Merger in a timely manner;

•

the Company’s ability to engage in discussions with third parties submitting unsolicited competing offers to purchase the Common Stock of the Company, and the Company’s ability to provide further information to such parties subject to the terms and conditions of the Merger Agreement;

•

the ability of the Company, subject to certain conditions, to terminate the Merger Agreement and accept a financially superior proposal from a third party purchaser, subject to the payment by the Company to Evraz of a 3% termination fee plus an expense reimbursement of up to $2,150,0000;

•

the financial analyses of Jefferies and Western Reserve presented to the Board of Directors at its meeting on December 9, 2007, as well as presentations made by each at prior meetings with respect to certain financial aspects of the Merger and the strategic alternatives available to the Company;

•

the opinions provided to the Board of Directors by Jefferies and Western Reserve to the effect that, as of December 9, 2007, and based upon and subject to the factors and assumptions set forth in their written opinions, the $23.50 per share in cash to be received by holders of Common Stock pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of the written opinions of Jefferies and Western Reserve are attached as Annex II and III, respectively;

•

the current and historical financial condition, results of operations, business plan and financial prospects of the Company, the risks associated with achieving and executing upon the Company’s business plan, and that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s operations, business plan and financial prospects;

•	the general market risks and other conditions that may act to reduce the Company’s stock price in the future;

•

the highly cyclical nature of the steel industry in which the Company operates, as well as the increasingly competitive nature of the steel industry, the prevalent environment of consolidation in the steel industry, the advantages obtained by larger steel companies, and the vulnerability of the industry to economic cycles and increased imports;

•	the risk that another attractive transaction would not be available if the Company declined to consummate a transaction with Evraz;

•

the terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations under the Merger Agreement, and the circumstances upon which the parties may terminate the Merger Agreement, and the impact on the parties upon such termination;

•

the two-step structure of the transaction, which enables holders of Common Stock to receive the $23.50 per share Offer Price in a relatively short time frame, followed by the second-step Merger in which holders who have not tendered their shares of Common Stock in the Offer will receive the same $23.50 per share Offer Price as is paid in the Offer; and

•

the availability of statutory appraisal rights under Delaware law in the second-step Merger for holders who do not tender their shares of Common Stock and meet certain other statutory requirements of Delaware law in connection with the Merger.

In the course of its deliberations, the Board of Directors also considered a variety of risks and other factors related to entering into the Merger Agreement, including:

•

the strategic alternatives available to the Company, including continuing to pursue the Company’s current strategies as an independent public company, pursuing growth through acquisitions of target businesses, engaging in strategic transactions, and the risks and uncertainties associated with such strategic alternatives;

•

the fact that the Company will no longer exist as an independent public company and, as a result, the Company’s stockholders will be unable to participate in any future earnings growth or receive any benefit from any future increase in value of the Company;

•

the risk that the Company’s business may be disrupted as a result of the announcement of the Offer and the Merger, and that the Company’s management may have been distracted as a result of negotiating a potential transaction with Evraz;

•	the restriction that the Merger Agreement imposes on the Company with respect to soliciting competing acquisition proposals;

•

the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to the completion of the transaction, which require the Company to conduct its business in the ordinary and usual course of business consistent with past practices, to use its reasonable best efforts to preserve intact its business organization, to keep available the services of its current officers and employees, and to preserve the goodwill of and maintain relationships with those with whom it has significant business relations, subject to specific exceptions;

•

the risk that the failure of the parties to consummate the Offer and the Merger in a timely manner or at all may have a disruptive effect on the Company’s business, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company’s business and customer relationships; and

•	the fact that the gains received in an all-cash transaction are generally taxable to the holders of shares of Common Stock that are U.S. persons for U.S. federal income tax purposes.

The Board of Directors also considered the fact that the Company’s directors and officers may have interests in the transaction with Evraz that are different from, or in addition to, the interests of the Company’s stockholders in general.

After considering these factors, the Board of Directors believed that, in the aggregate, the potential benefits to the stockholders of the Company resulting from the Offer and the Merger outweigh the risks of the Offer and the Merger. The Board of Directors collectively reached the conclusion to approve the Merger Agreement and Merger after careful consideration of the factors described above and other factors that the members of the Board of Directors believed to be appropriate. The foregoing discussion of the factors considered by the Board of Directors is for summary purposes only and is not intended to be exhaustive.

In view of the variety of factors considered by the Board of Directors in connection with its evaluation of the proposed transaction with Evraz and the complexity of the negotiation, the Board of Directors did not consider it practical, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the transaction and reaching its recommendation. Rather, the Board of Directors made its recommendation to the Company’s stockholders based on the totality of information presented and the investigation conducted by the Board of Directors and its legal and financial advisors. In considering the factors discussed above, individual members of the Board of Directors may have applied their own judgment and may have given different weights to different factors.

(c) Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially by them pursuant to the Offer. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Jefferies & Company, Inc.

Jefferies has been retained by the Company as its financial advisor in connection with the Offer and the Merger and has also provided an opinion as to the fairness of the consideration to be received by the stockholders of the Company in connection with the Offer and Merger. The written opinion is filed herewith as Annex II and is incorporated herein by reference.

Under the terms of the Company’s engagement agreement with Jefferies, the Company has agreed to pay a fee of $800,000 upon delivery of the fairness opinion. In addition, the Company has agreed, upon consummation of the Merger, to pay the following fees: (i) 0.8% of the cash paid for the Common Stock that is less than $500 million plus (ii) 2% of the portion of the cash paid for the Common Stock that is greater than $500 million and less than $600 million plus (iii) 1% of the portion of the cash paid for the Common Stock that is greater than $600 million minus (iv) any part of the $800,000 opinion fee previously paid to Jefferies. The Company has also agreed to reimburse Jefferies for all out-of-pocket expenses incurred by Jefferies in performing its services, including the fees and expenses of counsel, incurred in connection with its engagement as well as to indemnify Jefferies and related parties against certain liabilities incurred in connection with its engagement.

Jefferies in the past has provided, is currently providing and may in the future provide investment banking and other financial services to the Company, for which services it has received, and expects to receive, compensation. Jefferies acted as sole lead underwriter in connection with the Company’s initial public offering of Common Stock. Jefferies was also the sole book-running manager for Claymont Steel, Inc.’s 8.875% Senior

Notes due 2015 and the sole manager for its Senior Secured Floating Rate Note due 2010. Furthermore, Jefferies was sole manager for the Company’s 15% Senior Pay-In-Kind Notes due 2010.

Jefferies maintains a market in the securities of the Company, and in the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of the Company, Evraz, and/or their respective affiliates for their own account and the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

Western Reserve Partners LLC

Western Reserve has been retained by the Company to provide an opinion as to the fairness of the consideration to be received by the stockholders of the Company in connection with the Offer and Merger. The written opinion is filed herewith as Annex III and is incorporated herein by reference.

Under the terms of the Company’s engagement agreement with Western Reserve (the “Engagement Agreement”), the Company agreed to pay Western Reserve an initial engagement fee of $50,000. The Company also agreed to pay an opinion fee in the amount of $600,000, $300,000 of which is payable upon delivery of the final written opinion and $300,000, offset by the initial $50,000 engagement fee, is payable upon the closing of Merger. The Engagement Agreement provides that the Company will reimburse Western Reserve for all reasonable expenses incurred in connection with its engagement as well as indemnify Western Reserve and related parties against certain liabilities incurred in connection with its engagement.

Other than the services provided by Western Reserve to the Company pursuant to the Engagement Agreement, Western Reserve has had no other investment banking relationship with the Company over the past 2 years for which it has received compensation.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Pursuant to the Company’s 2006 Stock Incentive Plan, Tracy Shellabarger and Steve Scheinkman were each automatically awarded 986 restricted stock units at the annual stockholders meeting on November 13, 2007 for their service on the Board of Directors.

Other than as described above, no transactions in shares of Common Stock have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any current executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer that relates to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Board of Directors of the Company, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted the Purchaser an irrevocable option (the “Top-Up Option”), to purchase the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by the Purchaser at the time of exercise of the Top-Up Option, shall constitute one more share of Common Stock than 90% of the shares of Common Stock then outstanding, at a price per share equal to the Offer Price. The Top-Up Option is only exercisable once, at such time as the Purchaser and Evraz, directly or indirectly, own at least 80% of the total number of shares of Common Stock then outstanding and on or prior to the 10th business day after the expiration of the Offer or the expiration of any subsequent offering period. In no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the number of authorized shares of Common Stock available for issuance.

Votes Required to Approve the Merger

The Board of Directors has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares of Common Stock upon the exercise of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, the Purchaser will effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If the Purchaser acquires, pursuant to the Offer or otherwise, less than 80% of the outstanding shares of Common Stock, the Company shall, in accordance with applicable law, call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the agreement of merger (within the meaning of Section 251 of the DGCL). At the special meeting of stockholders, all shares of Common Stock acquired by the Evraz and the Purchaser, pursuant to the Offer or otherwise, will be voted in favor of the Merger.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Evraz, pursuant to the Merger Agreement, of certain persons to be appointed by the Board of Directors, other than at a meeting of the Company’s stockholders, as described in this Schedule 14D-9 and in the Information Statement, and is incorporated herein by reference.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of shares of Common Stock at the Effective Time will have certain rights under Section 262 of the DGCL to demand appraisal of their shares of Common Stock. Such rights, subject to compliance with the applicable statutory procedures, could entitle the holder to a judicial determination of the “fair value” of the shares of Common Stock at the Effective Time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Consideration. The value so determined could be more or less than the Merger Consideration.

Antitrust

Expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), is a condition to the Purchaser’s obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer.

Under the HSR Act, the purchase of shares of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by the ultimate parent entities of Purchaser with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (“Antitrust

Division”), unless the waiting period is earlier terminated by the FTC and the Antitrust Division. The Company expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares of Common Stock in the Offer and the Merger on or about December 18, 2007. According to Purchaser, the ultimate parent entities of Purchaser expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares of Common Stock in the Offer and the Merger on or about December 18, 2007. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about January 2, 2008, unless earlier terminated by the FTC or the Antitrust Division, or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by the ultimate parent entities of Purchaser with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with the consent of the ultimate parent entities of Purchaser. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares of Common Stock in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50 percent of the outstanding shares of Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acceptance for payment of shares of Common Stock pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such shares of Common Stock, or the divestiture of substantial assets of Purchaser, the Company, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer.

Opinion of Jefferies & Company, Inc.

Jefferies was engaged to render an opinion to the Board of Directors as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. On December 9, 2007, Jefferies delivered to the Board of Directors its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations, qualifications, and factors contained in its opinion, the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The December 9, 2007 opinion of Jefferies is referred to hereinafter in this section as the “Opinion.”

The full text of the Opinion is attached to this Schedule 14D-9 as Annex II and incorporated into this Schedule 14D-9 by reference. We urge you to read the Opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered, and limits of the review undertaken in arriving at the Opinion.

The Opinion is for the use and benefit of the Board of Directors in its consideration of the Offer and the Merger. The Opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Merger, the terms of the Merger Agreement, or the documents referred to therein. The Opinion does not constitute a recommendation to any holder of shares of Common Stock as to whether such stockholder should tender shares of Common Stock in the Offer or as to how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, the Board of Directors did not ask Jefferies to address, and the Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors, or other constituencies of the Company, other than the holders of shares of Common Stock. Jefferies expresses no opinion as to the price at which shares of Common Stock would trade at any time. Furthermore, Jefferies does not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the consideration to be received by holders of shares of Common Stock. The Opinion has been authorized by the Fairness Opinion Committee of Jefferies.

In arriving at the Opinion, Jefferies, among other things:

1.	reviewed a draft dated December 8, 2007 of the Merger Agreement;

2.	reviewed certain publicly available financial and other information about the Company;

3.	reviewed certain information furnished to Jefferies by the Company’s management, including financial forecasts and analyses, relating to the business, operations, and prospects of the Company;

4.	held discussions with members of senior management of the Company concerning the matters described in clauses (2) and (3) above;

5.	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

6.	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

7.	conducted such other financial studies, analyses, and investigations as Jefferies deemed appropriate.

In Jefferies review and analysis and in rendering the Opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the representations and warranties set forth in the Merger Agreement and the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to Jefferies, that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of the Company that the Company is not aware of any facts or circumstances that would make such information inaccurate or misleading. Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company. Jefferies has not been furnished with any such evaluations or appraisals of such physical inspections, nor does Jefferies assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies notes that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Jefferies expresses no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

Jefferies made no independent investigation of any legal or accounting matters affecting the Company. Jefferies assumed the correctness in all respects material to its analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting, and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing the Opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Common Stock. Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the draft, dated December 8, 2007, reviewed by Jefferies. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents, and releases for the Offer and the Merger, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on the Company, Evraz, or the contemplated benefits of the Offer or the Merger in any way meaningful to the analysis performed by Jefferies.

The Opinion was based on economic, monetary, regulatory, market, and other conditions existing and which can be evaluated as of the date of the Opinion. Jefferies has no obligation to advise any person of any change in any fact or matter affecting the Opinion of which Jefferies becomes aware after the date of the Opinion.

The following is a brief summary of the analyses performed by Jefferies in connection with the Opinion. This summary is not intended to be an exhaustive description of the analyses performed by Jefferies, but includes all material factors considered by Jefferies in rendering the Opinion. Jefferies did not attribute any particular weight to any analysis, methodology, or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor; accordingly, the analyses performed by Jefferies must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed in the Opinion. Each analysis performed by Jefferies is a common methodology utilized in determining valuations. Although other valuation techniques may exist, Jefferies believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Jefferies to arrive at the Opinion.

Comparable Public Company Analysis

Comparable Public Company Analysis is a method of valuing an entity relative to publicly-traded companies with similar products or services, similar operating or financial characteristics, or servicing similar customer markets. Jefferies reviewed and compared selected financial data for four publicly-traded companies chosen by Jefferies that were deemed to be comparable to the Company. Jefferies selected these four companies based on their common participation with the Company in the mini-mill steel manufacturing industry and their listing on major U.S. stock exchanges. The comparable companies chosen by Jefferies included:

•	Commercial Metals Company

•	Gerdau Ameristeel Corporation

•	Nucor Corporation

•	Steel Dynamics, Inc.

No company utilized in the comparable public company analysis is identical to the Company. Jefferies made judgments and assumptions with regard to industry performance; general business, economic, market, and financial conditions; and other matters, many of which are beyond the control of the Company. Mathematical analysis of comparable public companies (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.

For each of the comparable companies, Jefferies calculated total enterprise value as a multiple of (i) that company’s revenue for the last twelve-month period (“LTM”) ended September 30, 2007, except for Commercial Metals Company, which is for the LTM ended August 31, 2007, as reflected in periodic reports filed with the SEC; (ii) that company’s earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for the LTM ended September 30, 2007, except for Commercial Metals Company, which is for the LTM ended

August 31, 2007, as reflected in periodic reports filed with the SEC; (iii) that company’s estimated EBITDA, to the extent available, for the year ending December 31, 2007, provided by Thomson First Call; and (iv) that company’s estimated EBITDA, to the extent available, for the year ending December 31, 2008, provided by Thomson First Call. Jefferies also adjusted each company’s EBITDA in the LTM period to exclude certain non-recurring and non-cash expenses. Total enterprise value (“TEV”) was calculated as equity market value as of December 7, 2007, plus total debt and less cash as of the last day of the period covered by its most recently filed Form 10-K or Form 10-Q, as applicable. The equity market value reflects the dilutive effect of exercisable options using the treasury stock method.

Jefferies next calculated the corresponding multiples for the Company in the Merger on the same basis, but (i) defining equity market value (for purposes of calculating TEV) as the $23.50 per share consideration multiplied by the number of fully diluted shares of Common Stock outstanding (based on the treasury stock method) and (ii) using management financial projections for projected EBITDA for the years ending December 31, 2007 and December 31, 2008. Jefferies also adjusted the Company’s EBITDA to exclude certain non-recurring and non-cash expenses, such as management fees, legal settlement costs, and non-cash compensation costs from 2004 through the LTM period ended September 30, 2007 and adjusted the Company’s estimated EBITDA to exclude non-cash compensation costs.

The resulting multiples are set forth in the table below:

	TEV/LTM Revenue	TEV/LTM EBITDA	TEV/ EBITDA 2007E		TEV/ EBITDA 2008E
Comparable Public Companies
Commercial Metals Company	0.51x	6.2x	6.1x		5.8x
Gerdau Ameristeel Corporation	1.44x	6.8x	N/A	(1)	7.5x
Nucor Corporation	1.20x	6.3x	6.6x		6.2x
Steel Dynamics, Inc.	1.16x	7.2x	N/A	(1)	6.4x
Mean	1.08x	6.6x	6.4x		6.5x
High	1.44x	7.2x	6.6x		7.5x
Median	1.18x	6.6x	6.4x		6.3x
Low	0.51x	6.2x	6.1x		5.8x
The Company	1.70x	8.5x	8.9x		8.0x
(1)	Estimates for EBITDA for the year ending December 31, 2007 that were pro forma for Gerdau Ameristeel Corp.’s acquisition of Chaparral Steel Co. and for Steel Dynamics, Inc.’s acquisition of Omnisource Corp. were not available.

Comparable Transaction Analysis

Jefferies analyzed all ten previous acquisition transactions of public and private mini-mill steel manufacturers in the United States since January 1, 2005. Such transactions are summarized in the following table:

Date Announced	Acquiror	Target
11/18/2007	Gerdau S.A.	Quanex Vehicular Products Division
07/10/2007	Gerdau Ameristeel Corporation	Chaparral Steel Co.
05/03/2007	SSAB Svenskt Stal AB	IPSCO Inc.
01/12/2007	Evraz Group S.A.	Oregon Steel Mills, Inc.
12/08/2006	Investor Group	Timken Latrobe Steel Co.
04/05/2006	Gerdau Ameristeel Corporation	Sheffield Steel Corporation
03/17/2006	Black Diamond Capital Management	Bayou Steel Corporation
10/17/2005	Steel Dynamics, Inc.	Roanoke Electric Steel Corporation
07/22/2005	Industrias CH, S.A. de C.V.	Republic Engineered Products
04/18/2005	Nucor Corporation	Marion Steel Co.

Jefferies considered certain publicly available actual financial data relating to the transactions, including the target company’s actual revenue and EBITDA for the most recent fiscal LTM period prior to the announcement of each transaction. For each comparable transaction, Jefferies then calculated TEV (based on the acquisition price) as a multiple of (i) that target company’s revenue for the most recent fiscal LTM prior to the announcement of the transaction, and (ii) that target company’s EBITDA for the most recent fiscal LTM period prior to the announcement of the transaction.

Jefferies next calculated the corresponding multiples for the Company in the Merger on the same basis, using the merger consideration of $23.50 per share multiplied by the number of fully diluted shares of Common Stock outstanding (based on the treasury stock method) to calculate the TEV.

The resulting multiples are set forth in the table below:

Comparable Transactions	TEV/LTM Revenue		TEV/LTM EBITDA
Mean	0.98x		6.6x
High	2.13x		10.3x
Median	0.61x		6.5x
Low	0.33x		3.4x
The Merger	1.70x	(1)	8.5x	(1)

(1)	Implied multiples at transaction share price of $23.50 per share.

The transactions utilized in the comparable transaction analysis are not identical to the Merger. In evaluating the transactions, Jefferies made judgments and assumptions with regard to industry performance; general business, economic, market, and financial conditions; and other matters, many of which are beyond the control of the Company. Mathematical analysis of comparable transactions (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.

Premiums Paid Analysis

Using data from the Thomson SDC, Jefferies conducted premiums paid analyses using twelve transactions closed since January 1, 2004 where the target company was either a steel manufacturing, processing, or distribution company located in the United States. Specifically, Jefferies reviewed the following transactions:

Date Announced	Acquiror	Target
07/24/2007	Platinum Equity, L.L.C.	Ryerson Inc.
07/10/2007	Gerdau Ameristeel Corporation	Chaparral Steel Co.
03/29/2007	United States Steel Corporation	Lone Star Technologies, Inc.
03/29/2007	SSAB Svenskt Stal AB	IPSCO Inc.
02/28/2007	Mitsui & Co. (U.S.A.), Inc.	Steel Technologies, Inc.
11/20/2006	Evraz Group S.A.	Oregon Steel Mills, Inc.
09/10/2006	IPSCO Inc.	NS Group, Inc.
07/19/2006	KNIA Holdings, Inc.	Niagara Corporation
06/12/2006	Tenaris S.A.	Maverick Tube Corporation
10/18/2005	Steel Dynamics, Inc.	Roanoke Electric Steel Corporation
05/18/2005	Apollo Management L.P.	Metals USA, Inc.
10/25/2004	Ispat International N.V.	International Steel Group, Inc.

For each of the target companies involved in the transactions, Jefferies examined the closing stock price one day, one week, and four weeks prior to the announcement of the relevant transaction in order to calculate the mean, high, median, and low premiums paid by the acquiror over the target company’s closing stock price at those points in time. Jefferies then compared those premiums to the premium implied by the $23.50 per share consideration over the Company’s undisturbed stock prices on the dates one day, one week, and four weeks prior to December 10, 2007. A summary of the premiums observed in those analyses is set forth in the table below:

	One Day Prior	One Week Prior	Four Weeks Prior
Premium Percentage
Mean	24.8%	24.1%	23.0%
High	63.1%	58.7%	61.7%
Median	19.1%	21.7%	21.6%
Low	(8.6)%	(8.6)%	(6.9)%

Implied Price Per Company Share
Mean	$27.33	$26.65	$23.61
High	$35.73	$34.06	$31.04
Median	$26.08	$26.13	$23.34
Low	$20.02	$19.63	$17.86

Implied Merger Premium Per Share(1)
Consideration of $23.50/share	7.3%	9.5%	22.5%

(1)	Based on Common Stock closing prices of $21.90 per share one day prior to announcement of the Merger, $21.47 per share one week prior to announcement of the Merger, and $19.19 per share four weeks prior to announcement of the Merger.

Discounted Cash Flow Analysis

Jefferies did not perform a discounted cash flow analysis because the projections provided by the Company’s management did not extend beyond fiscal year 2008.

Conclusion

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at the Opinion, Jefferies considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies believes that selecting any portion of its analysis, without considering all analyses, would create an incomplete view of the process underlying the Opinion. In performing its analyses, Jefferies made judgments and assumptions with regard to industry performance; general business, economic, market, and financial conditions; and other matters, many of which are beyond the control of the Company. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Jefferies did not recommend any specific consideration to the Board of Directors or that any specific consideration constituted the only appropriate consideration with respect to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Opinion of Western Reserve Partners LLC

Western Reserve was asked by the Board of Directors to render an opinion to the Board of Directors as to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by the stockholders of the Company in connection with the Offer and the Merger. On December 9, 2007, Western Reserve delivered to the Board of Directors its oral opinion, subsequently confirmed in writing, that, as of the date of its opinion, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the consideration to be received by the Company’s stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the Company’s stockholders.

The full text of the written opinion of Western Reserve is attached to this Schedule 14D-9 as Annex III and incorporated into this Schedule 14D-9 by reference. We urge you to read that opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

Western Reserve was retained to serve as an advisor to the Board of Directors and not as an advisor to or agent of any stockholder of the Company. Western Reserve’s opinion was prepared for the Board of Directors and is directed only to the fairness, from a financial point of view, as of the date of the opinion, of the consideration to be received by the Company’s stockholders in the Offer and the Merger and does not address the Company’s underlying business decision to enter into the Merger Agreement or any other terms of the Offer, the Merger or the Merger Agreement. Western Reserve’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Common Stock in the Offer contemplated by the Merger Agreement or how such stockholder should vote at any meeting of the Company’s stockholders in connection with the Offer and the Merger.

Western Reserve did not recommend the Offer Price or the consideration to be paid in the Offer and the Merger. The Offer Price and the Merger Consideration were determined in negotiations between the Company and Evraz, in which Western Reserve did not advise the Board of Directors. No restrictions or limitations were imposed by the Board of Directors on Western Reserve with respect to the investigations made or the procedures followed by Western Reserve in rendering its opinion.

In rendering its opinion, Western Reserve reviewed, among other things:

•	a draft of the Merger Agreement, dated December 8, 2007;

•

certain publicly available information concerning the Company, including the Company’s Registration Statement No. 333-136352 on Form S-1 related to the offering of its common stock (as amended), which was originally filed with the SEC on August 7, 2006, and declared effective by the SEC on December 18, 2006, the Annual Report on Form 10-K of the Company for the year ended December 31, 2006, as amended, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 29, 2007;

•

certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to Western Reserve by the Company for purposes of Western Reserve’s analysis;

•	certain publicly available information concerning the trading of, and the trading market for, the Company’s shares of Common Stock;

•

certain publicly available information with respect to certain other companies that Western Reserve believed to be comparable to the Company and the trading markets for certain of such other companies’ securities;

•	certain publicly available information concerning the nature and terms of certain other transactions that Western Reserve considered relevant to its inquiry; and

•	certain publicly available information concerning Evraz.

Western Reserve also visited the Company’s facilities in Claymont, Delaware and met with or had conversations with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters Western Reserve believed were relevant to its inquiry, and considered such other data and information that Western Reserve judged necessary or appropriate to render its opinion.

You should note that in rendering its opinion, Western Reserve assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. Western Reserve also assumed the accuracy of and relied upon the representations and warranties of the Company, Evraz and the Purchaser contained in the Merger Agreement. Western Reserve was not engaged to, and did not independently attempt to, verify any of that information. Western Reserve also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases for those projections) provided to it, and assumed, with the consent of the Board of Directors, that those projections were reasonably prepared and reflect the best currently available estimates and judgments of the Company. Western Reserve was not engaged to assess the reasonableness or achievability of those projections or the assumptions on which they were based and expressed no view on those matters. Western Reserve did not conduct an appraisal of any of the assets, properties or facilities of the Company, nor was it furnished with any evaluation or appraisal. Western Reserve also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained.

Western Reserve was not asked to, nor did it render, any opinion as to the material terms of the Merger Agreement or the form of the merger transaction. Western Reserve, with the consent of the Board of Directors, assumed that the final executed form of the Merger Agreement did not differ in any material respect from the draft that Western Reserve examined in rendering its opinion, and that the conditions to the Merger as set forth in the Merger Agreement would be satisfied and that the Offer and the Merger would be completed on a timely basis in the manner contemplated by the Merger Agreement. Western Reserve did not solicit, nor was it asked to solicit, third party interest in a transaction involving the Company.

Western Reserve’s opinion is based on economic and market conditions and other circumstances existing on, and information made available, as of the date of its opinion and does not address any matters after such date. Although subsequent developments may affect its opinion, Western Reserve does not have the obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the analyses performed by Western Reserve in connection with its opinion. This summary is not intended to be an exhaustive description of the analyses performed by Western Reserve but includes all material factors considered by Western Reserve in rendering its opinion. Western Reserve drew no specific conclusions from any individual analysis, but subjectively factored its observations from all of these analyses into its qualitative assessment of the Offer Price and the Merger Consideration.

Each analysis performed by Western Reserve is a common methodology utilized in determining valuations. Although other valuation techniques may exist, Western Reserve believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Western Reserve to arrive at its opinion.

Comparable Public Company Analysis

Western Reserve reviewed and compared selected financial data for eight publicly traded companies chosen by Western Reserve that were deemed to be comparable to the Company. Four of the companies are domestic steel mini mill companies and four of the companies are integrated steel mill companies. Western Reserve selected these eight companies based on their common participation with the Company in the steel manufacturing industry, their similar products and end markets to the Company, and, in the case of the domestic steel mini mill companies, their similar relative size to the Company. The comparable domestic steel mini mill companies chosen by Western Reserve included:

•	Commercial Metals Co.;

•	Gerdau AmeriSteel Corp.;

•	Nucor Corp.; and

•	Steel Dynamics Inc.

The comparable integrated steel mill companies chosen by Western Reserve included:

•	AK Steel Holding Corp.;

•	Arcelor Mittal;

•	Severstal Joint Stock Company; and

•	United States Steel Corp.

For each of these comparable companies, Western Reserve initially calculated the applicable company’s ratios of the total enterprise value as of December 7, 2007 to (1) that company’s revenue for the latest twelve month period (“LTM”) ended on the last day of the period covered by its most recently filed Form 10-K or Form 10-Q, as applicable, (2) that company’s earnings before interest, taxes, depreciation and amortization, or EBITDA, for the LTM ended on the last day of the period covered by its most recently filed Form 10-K or Form 10-Q, as applicable, and (3) that company’s estimated earnings before interest and taxes, or EBIT, for the LTM ended on the last day of the period covered by its most recently filed Form 10-K or Form 10-Q, as applicable. Western Reserve also calculated the applicable company’s ratio of equity value to that company’s book value, as of December 7, 2007.

Western Reserve also calculated the ratios of the common stock share price of each comparable company as of December 7, 2007 to (1) the company’s earnings per share for the LTM ended on the last day of the period covered by its most recently filed Form 10-K or Form 10-Q, as applicable, (2) estimated earnings per share for its fiscal years ending in 2007 and 2008, and (3) estimated growth in earnings per share for its fiscal year ending 2008. Projections related to earnings per share for the comparable companies were based on consensus FirstCall estimates.

Western Reserve then used these ratios to determine the average and median multiples for the comparable companies (see the second and third columns of the tables below, respectively).

Western Reserve next calculated corresponding implied multiples for the Company in the Offer and the Merger. Such calculations consisted of the ratios of the Company’s total enterprise value (based on the $23.50 Offer Price and Merger Consideration) to (1) the Company’s revenue from September 30, 2006 to September 30, 2007, (2) the Company’s EBITDA from September 30, 2006 to September 30, 2007, and (3) the Company’s EBIT from September 30, 2006 to September 30, 2007. In addition, Western Reserve calculated the ratios of the $23.50 Offer Price and Merger Consideration to (a) estimated earnings per share for the fiscal year ending December 31, 2007, (b) estimated earnings per share for the fiscal year ending December 31, 2008, and (c) estimated growth in earnings per share for the fiscal year ending December 31, 2008 (see the fourth column of the tables below). Western Reserve then compared such multiples of the Company to the average and median multiples for the selected comparable companies. Projections related to earnings per share for the Company were based on consensus FirstCall estimates.

The following table sets forth Western Reserve’s analysis of comparable domestic steel mini mill companies:

	Average Comparable Multiple	Median Comparable Multiple	Implied Multiple Claymont at $23.50
Comparable Public Companies
Multiple of EV/LTM Revenue	1.35x	1.46x	1.71x
Multiple of EV/LTM EBITDA	8.0x	7.2x	8.1x
Multiple of EV/LTM EBIT	9.3x	8.5x	10.6x

Multiple of Equity Val./Book Val.	3.4x	3.1x	NM

Multiple of Price/LTM EPS	11.5x	11.7x	NM
Multiple of Price/2007E EPS	11.4x	11.9x	18.5x
Multiple of Price/2008E EPS	10.3x	10.8x	9.4x

Multiple of Price/2008E Growth in EPS	1.3x	1.5x	1.2x

Western Reserve then applied the mean and median multiples to the Company’s estimated 2007 revenues, EBITDA and EBIT in order to determine a range of enterprise values for the Company. This analysis suggested enterprise values for the Company ranging from $449.5 million to $526.7 million, as compared to the $573.0 million enterprise value implied by the terms of the Merger Agreement. This analysis suggested per share equity values for the Company ranging from $16.84 to $18.87 (basic) and $16.70 to $18.71 (diluted), as compared to the Offer Price and Merger Consideration of $23.50 per share.

The following table sets forth Western Reserve’s analysis of comparable integrated steel mill companies:

	Average Comparable Multiple	Median Comparable Multiple	Implied Multiple Claymont at $23.50
Comparable Public Companies
Multiple of EV/LTM Revenue	1.12x	0.82x	1.71x
Multiple of EV/LTM EBITDA	7.5x	7.1x	8.1x
Multiple of EV/LTM EBIT	10.0x	9.6x	10.6x

Multiple of Equity Val./Book Val.	3.2x	2.2x	NM

Multiple of Price/LTM EPS	14.1x	11.9x	NM
Multiple of Price/2007E EPS	13.2x	13.2x	18.5x
Multiple of Price/2008E EPS	11.8x	11.8x	9.4x

Multiple of Price/2008E Growth in EPS	1.7x	1.7x	1.2x

Western Reserve then applied the mean and median multiples to the Company’s estimated 2007 revenues, EBITDA and EBIT in order to determine a range of enterprise values for the Company. This analysis suggested enterprise values for the Company ranging from $272.5 million to $563.1 million, as compared to the $573.0 million enterprise value implied by the terms of the Merger Agreement. This analysis suggested per share equity values for the Company ranging from $6.56 to $21.87 (basic) and $6.50 to $21.69 (diluted), as compared to the Offer Price and Merger Consideration of $23.50 per share.

Western Reserve made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Mathematical analysis of comparable public companies (such as determining means and medians) in isolation from other analyses is not an effective method of evaluating transactions.

Precedent Transaction Analysis

Using available information, Western Reserve reviewed seventeen transactions in the diversified, automotive and construction segments of the steel manufacturing industry announced since October 2004, seven of which involved domestic steel mini mill companies and ten of which involved integrated steel mill companies. These transactions were chosen by Western Reserve based on the Company’s and the transaction participants’ common participation in the steel manufacturing industry, the comparable size of the transactions relative to the Offer and the Merger and the recent period in which the transactions were completed. The following table sets forth the transactions involving domestic steel mini mill companies chosen by Western Reserve:

Month and Year of Announcement	Target	Acquiror
November 2007	Quanex Corporation*	Gerdau SA
July 2007	Chaparral Steel Company	Gerdau AmeriSteel Corp.
November 2006	Oregon Steel Mills, Inc.	Evraz Group SA
April 2006	Sheffield Steel Corp.	Gerdau AmeriSteel Corp.
March 2006	Bayou Steel Corp.	Black Diamond Capital
October 2005	Roanoke Electric Steel Corp.	Steel Dynamics, Inc.
July 2005	Republic Engineered Products	Industrias CH

*	Transaction pending.

The following table sets forth the transactions involving integrated steel mill companies chosen by Western Reserve:

Month and Year of Announcement	Target	Acquiror
May 2007	IPSCO Inc.	SSAB Svenskt Stal
April 2007	Algoma Steel Inc.	Essar Steel Ltd.
October 2006	Corus Group Ltd.	Tata Steel
September 2006	Lucchini SpA	Severstal Joint Stock Company
January 2006	Arcelor SA	Mittal Steel Company NV
October 2005	Hylsamex SA de CV	The Technit Group
October 2005	VAT Kryvorizhstal	Mittal Steel Company NV
September 2005	Dofasco Inc.	Arcelor SA
July 2005	Eregli Demir Ve Celik Fabrikalari Tas	Ordu Yardimlasma Kurumu
October 2004	International Steel Group	Mittal Steel Company NV

For each of these transactions, Western Reserve initially calculated the ratios of the total enterprise value of the transaction (based on the acquisition price) to (1) the target company’s revenue for the LTM ended on the last day of the period covered by the target company’s Form 10-K or Form 10-Q, as applicable, last filed prior to the announcement of the relevant transaction, (2) the target company’s EBITDA for the LTM ended on the last day of the period covered by the target company’s Form 10-K or Form 10-Q, as applicable, last filed prior to the announcement of the relevant transaction, and (3) the target company’s EBIT for the LTM ended on the last day of the period covered by the target company’s Form 10-K or Form 10-Q, as applicable, last filed prior to the announcement of the relevant transaction. In calculating such ratios, Western Reserve calculated the total enterprise value of the transaction as the market value of the relevant target company’s equity securities plus its book value of preferred stock, indebtedness and minority interests, less its cash.

Western Reserve then used these ratios to determine the average and median multiples for the selected precedent transactions (see the second and third columns of the tables below, respectively).

The following table sets forth Western Reserve’s analysis of precedent transactions involving domestic steel mini mill companies:

Precedent Transactions	Average Comparable Multiple	Median Comparable Multiple
Multiple of EV/LTM Revenue	1.0x	0.6x
Multiple of EV/LTM EBITDA	5.6x	5.3x
Multiple of EV/LTM EBIT	6.4x	6.8x

The median EBITDA multiple paid in the precedent transactions implied an enterprise value for the Company of $336.5 million. This analysis suggested per share equity values for the Company of $10.21 (basic) and $10.12 (diluted), as compared to the proposed Offer Price and Merger Consideration of $23.50 per share.

The following table sets forth Western Reserve’s analysis of precedent transactions involving integrated steel mill companies:

Precedent Transactions	Average Comparable Multiple	Median Comparable Multiple
Multiple of EV/LTM Revenue	1.3x	1.1x
Multiple of EV/LTM EBITDA	6.4x	6.6x
Multiple of EV/LTM EBIT	8.7x	8.6x

The median EBITDA multiple paid in the precedent transactions implied an enterprise value for the Company of $419.1 million. This analysis suggested per share equity values for the Company of $14.92 (basic) and $14.80 (diluted), as compared to the Offer Price and Merger Consideration of $23.50 per share.

No transaction utilized in the precedent transaction analysis is identical to the Offer and the Merger. In evaluating the transactions, Western Reserve made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Mathematical analysis of comparable transaction data (such as determining means and medians) in isolation from other analysis is not an effective method of evaluating transactions.

Discounted Cash Flow Analysis

Western Reserve performed a discounted cash flow analysis of the Company, utilizing financial projections prepared by the Company’s management for the year 2008 and extrapolations made by Western Reserve for the years 2009 through 2012 that were based upon a combination of the Company’s historical performance and management’s fourth quarter 2007 and full year 2008 projections. A discounted cash flow analysis is a methodology used to derive a valuation of a corporate entity by discounting to the present its future expected cash flows. The discounted cash flow analysis was conducted by estimating the Company’s weighted average cost of capital at 15.2%. Western Reserve estimated the Company’s weighted average cost of capital by performing analyses consistent with the Capital Asset Pricing Model and relative to the Company’s domestic steel mini mill company peers. Western Reserve estimated the Company’s exit multiple by applying multiples consistent with domestic steel mini mill company precedent transactions.

Western Reserve calculated the present value of free cash flows for each of the 2008 through 2012 years and the present value of the terminal value of the Company (the calculated value of the Company at the end of the projection period). Western Reserve calculated the terminal value in year 2012 by applying an exit multiple of 5.3x projected 2012 EBITDA, and using the 15.2% cost of capital to discount that amount to its present value. By adding together the present values of free cash flows for each of 2008 through 2012 and the present value of the terminal value of the Company, Western Reserve calculated the equity value of the Company to be $326.7 million, or $9.57 per share (diluted).

In addition, Western Reserve conducted a sensitivity analysis as part of its discounted cash flow analysis. Using a range of estimated costs of capital (13.2% – 17.2%), and a range of EBITDA exit multiples (4.3x – 6.3x), Western Reserve determined the implied equity value per share to be $6.11 to $13.57 (diluted), as compared to the Offer Price and Merger Consideration of $23.50 per share.

Leveraged Buyout Analysis

Western Reserve performed a leveraged acquisition analysis in order to ascertain the price at which an acquisition of the Company would be attractive to a potential financial buyer. Western Reserve performed the leveraged acquisition analysis using the Company’s projections. Western Reserve assumed the following in its analyses:

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total indebtedness of approximately $267 million, comprised of revolving credit, senior term credit and subordinated debt facilities which are consistent with current market leverage ratios and interest rates;

•	an equity investment that would achieve a rate of return of approximately 24%; and

•	a 6.2x projected EBITDA exit multiple.

Based on these assumptions, the implied leveraged acquisition price per share for the Company was $12.92, as compared to the Offer Price and Merger Consideration of $23.50 per share.

Tonnage Production Valuation Analysis

In connection with its review of information on the seventeen transactions in the diversified, automotive and construction segments of the steel manufacturing industry discussed in the Precedent Transaction Analysis section above, Western Reserve reviewed steel tonnage production information for those transactions. Western Reserve then derived the mean and median enterprise value to LTM tonnage production multiples for those transactions, which were $781.7 million (mean) and $671.6 million (median).

Western Reserve then applied the median multiple to the Company’s estimated 2007 tonnage production to determine an enterprise value for the Company. This analysis suggested an enterprise value for the Company of $265.0 million, as compared to the $573.0 million enterprise value implied by the Offer Price and Merger Consideration of $23.50 per share.

Historical Stock Trading Analysis

Western Reserve reviewed the performance of the Company’s shares based on a historical analysis of closing prices and trading volumes for the period since the Company’s initial public offering on December 19, 2006 and ended December 7, 2007. Western Reserve noted that the Company’s shares have generally traded between $18.00 and $24.00 per share and that the Offer Price and Merger Consideration of $23.50 per share represents a premium to the market price of the shares on December 7, 2007, the last trading day before the announcement of the Merger Agreement.

Western Reserve also noted that the $23.50 per share Offer Price and Merger Consideration represents premiums of 6.8%, 5.2%, 14.2%, 15.8% and 11.3%, respectively, to the Company’s 1-day, 5-day, 30-day, 90-day and 180-day average closing share prices and 14.6% to the Company’s average closing share price since its initial public offering, based on the December 7, 2007 closing price of the Company’s shares.

Conclusion

The summary set forth above describes the principal analyses performed by Western Reserve in connection with its opinion delivered to the Board of Directors on December 9, 2007. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by Western Reserve was carried out in order to provide a different perspective on the Merger and add to the total mix of information available. Western Reserve did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Western Reserve considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, Western Reserve did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, Western Reserve believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by them, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, Western Reserve made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Western Reserve are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Item 9.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 18, 2007.*†

(a)(1)(B)	Form of Letter of Transmittal.*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†

(a)(1)(G)	Joint press release issued by Evraz and the Company on December 10, 2007 (Incorporated by reference to the Schedule 14D-9 filed by the Company on December 10, 2007).

(a)(1)(H)	Joint press release issued by Evraz and the Company, dated December 18, 2007.*

(a)(1)(I)	Form of Summary Newspaper Advertisement as published on December 18, 2007.*

(a)(1)(J)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (Included as Annex I hereto).†

(a)(2)(A)	Letter to stockholders of the Company, dated December 18, 2007.†

(a)(5)(A)	Opinion of Jefferies & Company, Inc. to the Board of Directors of the Company, dated December 9, 2007 (Included as Annex II hereto).†

(a)(5)(B)	Opinion of Western Reserve Partners LLC to the Board of Directors of the Company, dated December 9, 2007 (Included as Annex III hereto).†

(e)(1)	Agreement and Plan of Merger, dated as of December 9, 2007, among Evraz, the Purchaser and the Company (Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on December 11, 2007).

(e)(2)	Confidentiality Agreement between Evraz and the Company, dated as of November 26, 2007 (as amended November 28, 2007).*

(e)(3)	Stockholder Support Agreement, dated as of December 9, 2007, between Evraz and H.I.G.*

(e)(4)	Employment Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.8 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of Claymont Steel, Inc. filed with the SEC on April 21, 2006).

(e)(5)	Restricted Shares Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.9 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131812-01) of Claymont Steel, Inc. filed with the SEC on April 21, 2006).

*	Incorporated by reference to the Schedule TO filed by the Purchaser and Evraz on December 18, 2007.

†	Included in materials mailed to stockholders of the Company.

SIGNATURE

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2007	By:	/s/ ALLEN EGNER
	Name:	Allen Egner
	Title:	Interim Chief Financial Officer

Annex I

CLAYMONT STEEL HOLDINGS, INC.

4001 PHILADELPHIA PIKE

CLAYMONT, DELAWARE 19703

(302) 792-5400

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about December 18, 2007 to holders of common stock, par value $0.001 per share (the “Common Stock” or “Shares”), of CLAYMONT STEEL HOLDINGS, INC., a Delaware corporation (the “Company”).

The Schedule 14D-9 filed on December 18, 2007 with the Securities and Exchange Commission (“SEC”) relates to the cash tender offer by Titan Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), disclosed in a Tender Offer Statement on Schedule TO dated December 18, 2007 (the “Schedule TO”) and filed with the SEC, to purchase all of the outstanding Shares at a price of $23.50 per Share, net to the seller in cash (such price per Share, or if increased, such higher price per Share, the “Offer Price”), without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 18, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible designation by the Purchaser of persons to serve on at least one-half of the seats on the Board of Directors of the Company (the “Board”).

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of the close of business on December 17, 2007, there were 17,566,754 outstanding Shares.

BACKGROUND INFORMATION

On December 9, 2007, Evraz, the Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the acquisition of the Company by Evraz in two steps. Subject to the terms and conditions of the Merger Agreement, the Purchaser agreed to commence the Offer to purchase all outstanding Shares at the Offer Price. Under the terms of the Merger Agreement, upon consummation of the Offer, the Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Evraz (the “Surviving Corporation”). At the effective time of the Merger, Shares owned by Evraz or Purchaser and Shares held by the Company (as treasury stock or otherwise) will be canceled. All other outstanding Shares, other than Shares

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owned by any dissenting stockholder who is entitled to and who properly exercises appraisal rights under Delaware law, will be canceled and each converted into the right to receive $23.50 in cash, without interest, less any applicable stock transfer taxes and withholding taxes. Consummation of the Merger is not subject to a financing condition, but it is subject to certain customary conditions described in the Offer to Purchase.

DIRECTORS DESIGNATED BY EVRAZ

Right to Designate Directors

The Merger Agreement provides that promptly upon the purchase of a majority of the then outstanding Shares pursuant to the Offer and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Evraz will be entitled to designate such number of directors to serve on the Board (the “Designees”), rounded up to the next whole number, as will give the Purchaser representation on the Board equal to the product of (a) the total number of directors on the Board (giving effect to the directors designated by Evraz pursuant to this sentence) and (b) the percentage that the number of Shares purchased in the Offer bears to the number of Shares outstanding. The Company will increase the size of the Board or use its reasonable best efforts to secure the resignations of incumbent directors as is necessary to enable such Designees to be elected or appointed to the Board (including, if necessary, to ensure that a sufficient number of directors who are considered independent directors within the meaning of the rules of Nasdaq are serving on the Board in order to satisfy such rules or comply with the federal securities laws). The Merger Agreement provides further that the Company will use its reasonable best efforts to cause the number of Designees on each committee of the Board to constitute the same percentage as is on the entire Board (after giving effect to the previous sentence).

Information with respect to the Designees

As of the date of this Information Statement, Evraz has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company.

Evraz has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company, is a party or has an interest adverse to the Company in a material proceeding or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

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List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history).

Name and Age	Business Address	Principal Occupation or Employment	Country of Citizenship
James Edward Declusin Age 55	Evraz Oregon Steel Mills, Inc., 1000 SW Broadway, Suite 2200, Portland, OR 97205	Director and Chief Executive Officer, Evraz Oregon Steel Mills, Inc. (2002-2007)	U.S.A.

Giuseppe Antonio Mannina Age 55	Evraz Overseas S.A., Via al Chioso, 8 Ch-6900, Lugano, Switzerland	Chief Executive Officer, Evraz Overseas S.A. (April 2007-present); Vice President, Sales and Logistics, EvrazHolding LLC (July 2006-April 2007); General Director, East Metals S.A. (2002-2006)	Switzerland

Pavel Tatyanin Age 33	EvrazHolding LLC, Bldg, 4-/5, 15, Dolgorukovskaya St., Moscow 127006, Russia	Member, Board of Directors, Evraz Oregon Steel Mills, Inc. (2007-present); Member, Board of Directors, Highveld Steel and Vanadium Corporation Limited (2007-present); Chairman, Board of Directors, Strategic Minerals Corporation (2007-present); Chairman, Board of Directors, Palini e Bertoli SPA (2007-present); Senior Vice President and Chief Financial Officer, EvrazHolding LLC (2004-present); First Deputy Finance Director, EvrazHolding LLC (2002-2004)	Russian Federation

Timur Yanbukhtin Age 43	EvrazHolding LLC, Bldg, 4 /5, 15, Dolgorukovskaya St., Moscow 127006, Russia	Vice President, Business Development and Strategic Planning, EvrazHolding LLC (2007-present); Member, Board of Directors, Evraz Oregon Steel Mills, Inc. (2007-present); Member, Board of Directors, Strategic Minerals Corporation (2007-present); Member, Board of Directors, Palini e Bertoli SPA (2005-present); Vice President, Corporate Finance, EvrazHolding LLC (2002-2007)	Russian Federation

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CURRENT BOARD OF DIRECTORS

The Board currently consists of seven members. Mr. Shellabarger and Mr. Zanarini are serving terms that end in 2010, Mr. Bradley, Mr. Mnaymneh and Mr. Tamer are serving terms that end in 2009, and Mr. Sanford and Mr. Scheinkman are serving terms that end in 2008, subject to their prior death, resignation or removal.

Information About the Directors

Tracy L. Shellabarger. Age 50. Mr. Shellabarger has served on Claymont’s Board since 2006. Mr. Shellabarger served as chief financial officer and vice president, finance for Steel Dynamics, Inc., a publicly traded steel manufacturer. Prior to his role with Steel Dynamics, from 1987 to 1994, Mr. Shellabarger served as controller of a division of Nucor Corporation, a Fortune 400 steel manufacturer. Mr. Shellabarger currently serves on the board of directors of Tarpon Industries, Inc. and two non-profit organizations. Mr. Shellabarger earned a Bachelor of Science degree in Accounting.

Jeffrey Zanarini. Age 37. Mr. Zanarini has served on Claymont’s Board and Claymont Steel, Inc.’s Board since 2005. Mr. Zanarini joined H.I.G. Capital in 2004 and currently serves as a managing director. Prior to joining H.I.G. Capital, from 1998 to 2004 Mr. Zanarini held a variety of positions at Bain & Company, a management consulting firm. While at Bain, Mr. Zanarini devised corporate growth strategies and directed diligence efforts for equity investors. Mr. Zanarini currently serves on the board of directors of several H.I.G. portfolio companies. Mr. Zanarini holds Bachelor of Science and Bachelor of Arts degrees and a Masters in Business Administration.

Matthew Sanford. Age 38. Mr. Sanford has served on Claymont’s Board and Claymont Steel, Inc.’s Board since 2005. Mr. Sanford joined H.I.G. Capital in 2000 and currently serves as a managing director. Prior to joining H.I.G. Capital, Mr. Sanford was a manager with Pittiglio, Rabin, Todd and McGrath, an operations-focused consulting firm to technology-based businesses, from 1999 to 2000. Previously, he held a variety of positions at Bain & Company, a management consulting firm, in which he managed the development and implementation of marketing and operating strategies for Fortune 500 business. Mr. Sanford currently serves on the board of directors of Milacron Inc. and several H.I.G. Capital portfolio companies. Mr. Sanford holds a Bachelor of Arts degree from Stanford University and a Masters in Business Administration from Harvard Business School.

Steve Scheinkman. Age 54. Mr. Scheinkman has served on Claymont’s Board since 2006. Mr. Scheinkman served as the president and chief executive officer of Transtar Metals Inc. from September 1999 to September 2006. Following Transtar’s acquisition by A.M. Castle & Co. in September 2006, Mr. Scheinkman served as president of Transtar until September 30, 2007. Prior to joining Transtar, Mr. Scheinkman served as the president, chief operating officer and chief financial officer of Macsteel Service Centers USA. Mr. Scheinkman earned a Bachelor of Business Administration degree in Accounting and is a Certified Public Accountant.

Jeff Bradley. Age 47. Mr. Bradley has served as Claymont’s chief executive officer since 2005 and is a member of Claymont’s Board. Prior to joining Claymont, from September 2004 to June 2005, Mr. Bradley served as vice president of strategic planning for Dietrich Industries, a $900 million construction products subsidiary of Worthington Industries. Prior to joining Dietrich Industries, from September 2000 to August 2004, Mr. Bradley served as a vice president and general manager for Worthington Steel. Mr. Bradley has a Business Administration degree.

Sami Mnaymneh. Age 46. Mr. Mnaymneh has served on Claymont’s Board and Claymont Steel, Inc.’s Board since 2005. Mr. Mnaymneh is a co-founding partner of H.I.G. Capital and has served as a managing partner of the firm since 1993. Prior to joining H.I.G. Capital, from 1990 to 1993 Mr. Mnaymneh was a managing director at The Blackstone Group, a merchant bank, where he provided financial advisory services to Fortune 100 companies. Prior to that, from 1984 to 1989 Mr. Mnaymneh was a vice president in the mergers and

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acquisitions department at Morgan Stanley & Co. where he served as a senior advisor to private equity firms. Mr. Mnaymneh currently serves on the board of directors of Securus Technologies, Inc., Milacron Inc. and a number of other H.I.G. Capital portfolio companies. Mr. Mnaymneh holds a Bachelor of Arts degree from Columbia University, a Masters in Business Administration from Harvard Business School and a Juris Doctorate from Harvard Law School.

Tony Tamer. Age 50. Mr. Tamer has served on Claymont’s Board since 2006. Mr. Tamer is a co-founding partner of H.I.G. Capital and has served as a managing partner of the firm since 1993. Prior to joining H.I.G. Capital, Mr. Tamer was a partner at Bain & Company, one of the world’s leading management consulting firms. Mr. Tamer has in the past held marketing, engineering and manufacturing positions at Hewlett-Packard and Sprint Corporation. Mr. Tamer currently serves on the board of directors of several H.I.G. Capital portfolio companies. Mr. Tamer holds a Masters in Business Administration degree and a Masters degree in Electrical Engineering.

EXECUTIVE OFFICERS

Set forth below is certain information concerning the current executive officers. Our executive officers serve at the discretion of the Board. There are no family relationships between any of our directors and executive officers.

Jeff Bradley. Age 47. Chief Executive Officer and Director. Jeff Bradley has served as Claymont’s chief executive officer since 2005 and is a member of Claymont’s Board. Prior to joining Claymont Steel, from September, 2004 to June, 2005, Mr. Bradley served as vice president of strategic planning for Dietrich Industries, a $900 million construction products subsidiary of Worthington Industries. Prior to joining Dietrich Industries, from September, 2000 to August, 2004, Mr. Bradley served as a vice president and general manager for Worthington Steel. Mr. Bradley has a Business Administration degree.

Allen Egner. Age 54. Interim Chief Financial Officer and Vice President, Finance. Allen Egner was appointed Interim Chief Financial Officer in October 2007 and has served as Claymont’s vice president, finance since 2005. From 2001 to 2005, Mr. Egner served as Claymont’s controller, from 1998 to 2001 he served as our manager of accounting, and from 1989 to 1998 he served as Claymont’s manager of cost accounting. Before joining the Company, Mr. Egner was employed by Bethlehem Steel from 1974 to 1989, first as a general foreman and then as a senior cost analyst. Mr. Egner holds a Bachelor of Science degree and a Masters in Business Administration.

Steve Lundmark. Age 65. Vice President, Sales and Marketing. Steve Lundmark has served as Claymont’s vice president, sales and marketing since Claymont Steel, Inc.’s inception in 1988. Prior to joining Claymont Steel, Inc., Mr. Lundmark served as manager of carbon plate sales for Lukens Steel from 1986-1988, as regional sales manager of Lukens Steel from 1977 to 1986, as a branch manager for Kaiser Aluminum from 1969 to 1977, as production supervisor at Johnson & Johnson from 1967 to 1969 and as industrial engineer for Owens-Illinois Glass from 1964 to 1967. Mr. Lundmark holds a Bachelor of Science degree and a Masters in Business Administration.

BOARD ACTIONS; COMMITTEES OF THE BOARD

Prior to the completion of our initial public offering in December 2006, Claymont was a privately held company. During 2006, there were no meetings of the Board, and the Board acted six times by unanimous written consent. There are two standing committees of the Board: the Audit Committee and the Compensation Committee, each described below. During 2006, each director attended at least 75% of the total number of meetings held by the Board and all committees of the Board on which such Director served. There was no Annual Meeting of Stockholders during 2006.

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Audit Committee

The Audit Committee was formed at the time of the completion of our initial public offering in December 2006 and held its first meeting in 2007. The Audit Committee members are Steve Scheinkman and Tracy Shellabarger, each of whom is independent as defined by Nasdaq and the applicable SEC rules, and Jeffrey Zanarini. The Company is relying on an exemption to the SEC rules for newly public companies whereby the Company has one year from the date of effectiveness of its initial public offering registration statement to comply with the requirements for an independent audit committee. Reliance on this exemption has not materially adversely affected the ability of the Audit Committee to act independently or satisfy any other SEC requirements for audit committees. The Board of Directors has adopted a written charter for the Audit Committee, which was annexed to the Company’s proxy statement relating to its 2007 Annual Meeting of Stockholders and is also available on the Company’s website at www.claymontsteel.com, under “Investor Relations,” “Corporate Governance,” then “Documents and Charters.” The Audit Committee has sole authority to engage, retain and dismiss our independent registered public accounting firm, reviews and approves in advance the performance of all audit and lawfully permitted non-audit services, subject to the pre-approval policy discussed below, reviews and discusses with management and our independent registered public accounting firm the annual audited financial statements and quarterly financial statements included in our filings with the SEC, oversees the internal audit function, and oversees our internal controls and reviews periodically policies and procedures regarding business conduct and ethics.

The Audit Committee has established a policy regarding the approval of audit and non-audit services provided by its independent registered public accounting firm. Specifically, the Committee pre-approves all audit and non-audit services to be provided by the independent registered public accounting firm. The Committee sets maximum amounts that may be allocated to specified non-audit services that we may obtain from the independent registered public accounting firm and requires management to report on specific engagements to the Committee on a periodic basis and to request any increase in the maximum amount allocated to specified services.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and the receipt of confidential, anonymous submissions by our employees with respect to concerns regarding questionable accounting or auditing matters. Such complaints and submissions may be made by writing to the following address: Claymont Steel Holdings, Inc., 4001 Philadelphia Pike, Claymont, Delaware 19703, Attention: Audit Committee. Such correspondence will be logged in and forwarded to the members of the Audit Committee.

The Board has determined that Mr. Shellabarger is an “audit committee financial expert” within the meaning of the SEC regulations and Mr. Shellabarger is independent as defined by Nasdaq.

Compensation Committee

The Compensation Committee was formed at the time of the completion of our initial public offering in December 2006 and held its first meeting in 2007. The Compensation Committee members are Matthew Sanford and Jeffrey Zanarini, each of whom is independent as defined by the Nasdaq rules. The Compensation Committee has not formalized a charter. The Compensation Committee provides oversight on the development and implementation of the compensation policies, strategies, plans and programs for the Company’s key employees and outside directors and disclosure relating to these matters, reviews and approves the compensation of the Chief Executive Officer and the other executive officers of the Company and its subsidiaries, provides oversight concerning selection of officers, management succession planning, performance of individual executives and related matters and administers the Company’s stock incentive plan.

The Compensation Committee has the authority to delegate such of its authority and responsibilities as the Compensation Committee deems proper to members of the Committee or to a subcommittee. The Compensation

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Committee may engage compensation consultants, independent counsel and such other advisers as the Compensation Committee determines necessary to carry out its responsibilities. Authority to select, retain, terminate, approve the fees or other retention terms of any such consultant or adviser is vested solely in the Compensation Committee. In considering executive and director compensation, the Compensation Committee takes into account the recommendations of the Chief Executive Officer. However, the Chief Executive Officer does not make recommendations or participate in any manner with respect to his own compensation.

Nomination of Directors

Pursuant to the Nasdaq rules, the Company does not have a formal nominating committee of the Board. All director nominees are selected and recommended for the Board’s selection by the majority of the Independent Directors. The full Board approves all recommendations for director nominees. The Independent Directors seek director candidates based upon a number of qualifications, including a candidate’s independence, integrity, education, business judgment, business experience, accounting and financial expertise, diversity of experience, acumen, reputation, civic and community relationships, high performance standards and ability to act on behalf of stockholders. The Independent Directors consider and recommend candidates to the Board so that the Board collectively possesses a broad range of skills and experience that can be of assistance in the operation of the Company’s business. The Independent Directors may engage the services of third party search firms to assist in identifying and assessing the qualifications of director candidates. In addition, the Independent Directors will consider recommendations for director candidates from stockholders. Stockholder recommendations of candidates should be submitted in writing to: Claymont Steel Holdings, Inc., 4001 Philadelphia Pike, Claymont, Delaware 19703, Attention: Secretary. In order to enable consideration of the candidate in connection with the Company’s 2008 Annual Meeting, a stockholder must have submitted the following information by December 16, 2007: (1) The name of the candidate and information about the candidate that would be required to be included in a proxy statement under the rules of the SEC; (2) information about the relationship between the candidate and the recommending stockholder; and (3) the consent of the candidate to serve as a director. In considering any candidate proposed by a stockholder, the Independent Directors will reach a conclusion based on the criteria described above. The Independent Directors may seek additional information regarding the candidate. After full consideration, the stockholder proponent will be notified of the decision of the Independent Directors. The Independent Directors will consider all potential candidates in the same manner regardless of the source of the recommendation.

Director Independence

Pursuant to the Nasdaq rules, a majority of the Board must be independent. Of the Company’s seven directors, four are independent. The Board has affirmatively determined that each of Mr. Shellabarger, Mr. Scheinkman, Mr. Sanford and Mr. Zanarini are independent as defined in the Nasdaq listing standards.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Any person who wishes to communicate with the Board may direct a written communication, addressed to the Board or any specific director at: Claymont Steel Holdings, Inc., 4001 Philadelphia Pike, Claymont, Delaware 19703, Attention: Secretary. Such correspondence will be logged in and forwarded to the appropriate director.

DIRECTOR COMPENSATION

Directors who are not employees of the Company nor affiliated with H.I.G. Capital receive an annual retainer of $20,000 and an award of restricted stock units with a value of $20,000 based on the fair market value of shares of the Company’s common stock on the date of grant. Non-employee directors who are not affiliated with H.I.G. Capital are also paid $1,500 for attending each meeting of the Board or any Committee meeting of the Board. In addition, we reimburse our directors for reasonable expenses in connection with attending board and committee meetings.

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In connection with the Company’s initial public offering of Common Stock, Messrs. Scheinkman and Shellabarger each were granted options to purchase the Company’s common stock at an aggregate exercise price (based on the initial public offering price) of $30,000. The Company did not incur any compensation expense in connection with these options for the year ended December 31, 2006. The grant date fair value of the option awards granted in 2006 to each director computed in accordance with SFAS 123(R) was $14,523. At December 31, 2006, the number of shares of the Company’s Common Stock underlying options held by the non-employee, non-H.I.G.-affiliated directors was: Mr. Scheinkman, 1,764 shares; and Mr. Shellabarger, 1,764 shares. At the Company’s Annual Meeting of Stockholders in November 2007, Mr. Scheinkman and Mr. Shellabarger were each automatically awarded 986 restricted stock units pursuant to the 2006 Stock Incentive Plan. Also, in connection with Mr. Scheinkman’s and Mr. Shellabarger’s participation on a special committee of the Board with respect to matters concerning the Offer and the Merger, each received $25,000 in compensation from the Company.

DIRECTOR COMPENSATION TABLE

The following table provides information regarding compensation for the Company’s non-employee directors in 2006, which reflects the directors’ fees, compensation plans and other arrangements described herein. The table does not include compensation for reimbursement of travel expenses related to attending Board or Board Committee meetings.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Sami Mnaymneh	0	—	0	—	—	—	0
Matthew Sanford	0	—	0	—	—	—	0
Steve Scheinkman	0	—	0	—	—	—	0
Tracy Shellabarger	0	—	0	—	—	—	0
Tony Tamer	0	—	0	—	—	—	0
Jeffrey Zanarini	0	—	0	—	—	—	0

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table furnishes information concerning all persons known to Claymont to beneficially own 5% or more of the voting stock of Claymont as of December 17, 2007.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Common Stock	H.I.G. Capital LLC, Inc. 1001 Brickell Bay Drive 27th Floor Miami, FL 33131	7,486,303		42.6%

Common Stock	Sami Mnaymneh 1001 Brickell Bay Drive 27th Floor Miami, FL 33131	7,486,303	(1)	42.6%

Common Stock	Tony Tamer 1001 Brickell Bay Drive 27th Floor Miami, FL 33131	7,486,303	(1)	42.6%

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(1)	Messrs. Mnaymneh and Tamer are directors of H.I.G. Capital LLC, Inc. and may be deemed to beneficially own the shares of common stock held of record of H.I.G. Capital LLC, Inc. and its affiliates. Both Mr. Mnaymneh and Mr. Tamer disclaim beneficial ownership of such shares of common stock except to the extent of any pecuniary interest therein.

The following table sets forth the number of shares of Claymont’s common stock beneficially owned as of December 17, 2007 by each director and executive officer of the Company and by all directors and executive officers as a group. No director or executive officer beneficially owned, as of the applicable date, any equity securities of Claymont other than those shown.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Jeff Bradley	75,986	(1)	(4)
David Clark	0		—
Allen Egner	0		—
Steve Lundmark	200		(4)
Sami Mnaymneh	7,486,303	(2)	42.6%
Matthew Sanford	0		—
Tony Tamer	7,486,303	(2)	42.6%
Jeffrey Zanarini	0		—
Tracy L. Shellabarger	0		—
Steve Scheinkman	0		—
All Directors and Executive Officers as a group (10 persons)	7,562,489	(3)	42.6%

(1)	Includes 535 shares owned by Mr. Bradley’s children.

(2)	Messrs. Mnaymneh and Tamer are directors of H.I.G. Capital LLC, Inc. and may be deemed to beneficially own the shares of common stock held of record of H.I.G. Capital LLC, Inc. and its affiliates. Both Mr. Mnaymneh and Mr. Tamer disclaim beneficial ownership of such shares of common stock except to the extent of any pecuniary interest therein.

(3)	Total includes shares disclaimed by both Mr. Mnaymneh and Mr. Tamer.

(4)	Represents less than 1% of the total class.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934, our directors and executive officers, and persons holding more than ten percent of our Common Stock are required to file with the SEC initial reports of their ownership of the our Common Stock and reports of changes in such ownership. To our knowledge, based on information furnished to us, all of these filing requirements were satisfied for 2006.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Overall Objectives

The Company believes that the compensation paid to its Chief Executive Officer, its Chief Financial Officer and its other executive officers, whom are collectively referred to as the named executive officers (“Named Executive Officers”), should be closely aligned with the Company’s performance as well as with each Named Executive Officer’s individual performance on both a short- and long-term basis, and that such compensation should be sufficient to attract and retain highly qualified leaders who can create significant value for the

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Company’s stockholders. The Company’s compensation programs are designed to provide the Named Executive Officers meaningful incentives for superior performance. Performance is evaluated using both financial and non-financial objectives that the Company believes contributes to its long-term success. Among these objectives are financial strength, customer service, operational excellence, employee commitment and regulatory integrity.

The Company’s goal has been to design a compensation program that focuses the executives on the achievement of specific annual, long-term, and strategic goals set by the Company that align executives’ interests with those of stockholders by rewarding performance that maintains and improves stockholder value. The plans are created so that executives receive cash bonuses, stock options, or restricted stock units when specific, measurable goals are achieved.

How is Compensation Determined

The Company believes that an effective total compensation plan should be structured to focus executives on the achievement of specific business goals set by the Company and to reward executives for achieving those goals. Therefore, the Company established the following key compensation principles to guide the design and ongoing administration of the Company’s overall compensation program:

1.	Achieve operational targets;

2.	Achieve EBITDA targets;

3.	Achieve relative stock performance levels compared to peers;

4.	Create stockholder value; and

5.	Maintain total compensation at market competitive levels.

The Company intends to use companies in similar industries as benchmarks when establishing Named Executive Officers’ compensation. The Company also intends to review peer company data when making annual base salary and incentive recommendations.

Discussion of Specific Compensation Elements

The Company compensates its executive officers through a mix of: base salary; short-term cash incentive compensation (annual bonus); long-term equity incentive compensation (stock options and restricted stock units); and pension and other benefits.

The Company’s mix of base salary, short-term cash incentive and equity compensation varies depending on the level of the position held by the executive. In allocating compensation among these components, the Company believes that the compensation of our senior-most levels of management—the levels of management having the greatest ability to influence the Company’s performance—should be weighted toward performance-based goals putting a greater proportion of their compensation at risk based on achieving specific goals.

Base Salary

The Company determines base salaries for all Named Executive Officers by reviewing company and individual performance, the value each Named Executive Officer brings to the Company and general labor market conditions. While base salary provides a base level of compensation intended to be competitive with the external market, the base salary for each Named Executive Officer is determined on a subjective basis after consideration of these factors and is not based on target percentiles or other formal criteria. The base salaries of Named Executive Officers are reviewed on an annual basis, and any annual increase is the result of an evaluation of the Company’s and of the individual Named Executive Officer’s performance for the period. An increase or decrease in base pay may also result from a promotion or other significant change in a Named Executive Officer’s responsibilities during the year.

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Annual Bonus

The annual bonus is designed to align the interests of senior management with stockholder interests, as well as customer service levels, to achieve overall positive financial performance for the Company. The Compensation Committee, in partnership with management, sets clear annual performance objectives for all executives and measures annual performance against those objectives.

Individual annual bonuses are set as a percentage of base salary. Annual bonuses are earned based on two levels of criteria. A percentage of the bonus is based on the Company achieving certain EBITDA levels. The remaining bonus is determined at the discretion of the Compensation Committee.

Long-Term Equity Compensation

The Company believes that equity compensation is the most effective means of creating a long-term link between the compensation provided to officers and other key management and the gains realized by the stockholders. This program encourages participants to focus on long-term Company performance and provides an opportunity for executive officers and designated key employees to increase their ownership in the Company through grants of stock options and restricted stock units. The following is a summary of the Company’s 2006 Stock Incentive Plan.

2006 Stock Incentive Plan

Introduction. The Company’s 2006 Stock Incentive Plan (the “2006 Plan”) was adopted by the Board and approved by the stockholders in November 2006. The 2006 Plan became effective in December 2006 and will terminate no later than November 27, 2016, unless extended with stockholder approval.

Share Reserve. 450,000 shares of common stock have been authorized for issuance under the 2006 Plan. However, no participant in our 2006 Plan may receive awards for more than 100,000 shares of common stock per calendar year.

Equity Incentive Programs. The 2006 Plan is divided into three separate components:

•

the discretionary grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock or stock appreciation rights tied to the value of such Common Stock;

•

the stock issuance program, under which eligible individuals may be issued shares of common stock pursuant to restricted stock awards, restricted stock units or other stock-based awards which vest upon the completion of a designated service period or the attainment of pre-established performance milestones, or such shares of common stock may be issued through direct purchase or as a bonus for services rendered to the Company (or any parent or subsidiary); and

•

the automatic grant program, under which awards in the form of stock options and restricted stock units grants will automatically be made at periodic intervals to our eligible non-employee board members.

Eligibility. The individuals eligible to participate in the 2006 Plan include officers and other employees of the Company, the Company’s non-employee board members and any consultants the Company hires and any individuals in similar capacities with any of the Company’s parent or subsidiary companies.

Administration. The Compensation Committee of the Board administers the discretionary grant and stock issuance programs. However, the Board may, at any time, appoint a secondary committee of one or more board members to have separate but concurrent authority with the compensation committee to make awards under those two programs to individuals other than executive officers and board members.

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The plan administrator determines which eligible individuals are to receive awards under these two programs, the time or times when those awards are to be made, the number of shares subject to each such award, the vesting, exercise and issuance schedules to be in effect for each such award, the maximum term for which such award is to remain outstanding, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws and the cash consideration payable (if any) for shares issuable under the stock issuance program. The automatic grant program for the non-employee board members is self-executing, and the plan administrator has limited authority under that program.

Plan Features. The Company’s 2006 Plan includes the following features:

•

The exercise price for options and stock appreciation rights cannot be less than the fair market value per share on the grant date. No option or stock appreciation right has a term in excess of seven years, and each grant is subject to earlier termination following the recipient’s cessation of service with the Company. The grants generally vest and become exercisable in installments over the recipient’s period of continued service.

•	Two types of stock appreciation rights may be granted:

•

Tandem rights which provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of (i) the fair market value of the vested shares subject to the surrendered option over (ii) the aggregate exercise price payable for those shares; and

•

Stand-alone rights which allow the holders to exercise those rights as to a specific number of shares of our common stock and receive in exchange a distribution from us in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which those rights are exercised over (ii) the aggregate base price in effect for those shares.

•	The appreciation distribution on any exercised tandem or stand-alone stock appreciation right is made in shares of our common stock.

•

Under the stock issuance program, shares may be issued at a price per share not less than their fair market value, payable in cash or other valid consideration under the Delaware General Corporation Law. Shares may also be issued as a bonus for past services without any cash purchase price required of the recipient. Shares of our common stock may also be issued pursuant to performance share awards or restricted stock units which entitle the recipients to receive those shares, without payment of any cash purchase price, upon the attainment of designated performance goals and/or the completion of a prescribed service period or upon the expiration of a designated time period following the vesting of those awards or units, including (without limitation), a deferred distribution date following the termination of the recipient’s service with us.

•	The 2006 Plan includes the following change in control provisions, which may result in the accelerated vesting of outstanding awards:

•

In the event of a change in control, each outstanding award under the discretionary grant program, which is not to be assumed by the successor corporation or otherwise continued in effect, will automatically vest in full on an accelerated basis. However, the plan administrator will have the authority to grant awards that will immediately vest in the event of a change in control, even if those awards are to be assumed by the successor corporation or otherwise continued in effect.

•

Each award (whether in the form of an option grant or restricted stock units) outstanding under the automatic grant program at the time of a change in control will automatically vest in full on an accelerated basis.

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•

The plan administrator will also have complete discretion to structure one or more awards under the discretionary grant program so those awards will vest as to all the underlying shares in the event those awards are assumed or otherwise continued in effect but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event.

•

Outstanding awards under the stock issuance program may be structured so that those awards will vest immediately upon the occurrence of a change in control event or upon a subsequent termination of the individual’s service with the acquiring entity or us.

•

A change in control will be deemed to occur in the event (i) the Company is acquired by merger or asset sale or (ii) there occurs any transaction or series of related transactions pursuant to which any person or group of related persons becomes directly or indirectly the beneficial owner of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of our securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from us or the acquisition of outstanding securities held by one or more of the Company’s stockholders.

•

In the event of any stock split, stock dividend, spin-off transaction, extraordinary distribution (whether in cash, securities or other property), recapitalization, combination of shares, exchange of shares or other similar transaction affecting our outstanding common stock without the Company’s receipt of consideration, equitable adjustments will be made by the plan administrator to (i) the maximum number and/or class of securities issuable under the 2006 Plan, (ii) the maximum number and/or class of securities for which any one person may receive awards under the Plan per calendar year, (iii) the number and/or class of securities for which awards may subsequently be made under the automatic grant program to new and continuing eligible non-employee directors, (iv) the number and/or class of securities and the exercise or base price per share in effect under each outstanding award under the discretionary grant and automatic grant programs and (v) the number and/or class of securities subject to each outstanding award under the stock issuance and automatic grant program and the cash consideration (if any) payable per share.

•

The plan administrator may provide one or more individuals holding awards under the 2006 Plan with the right to have the Company withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise of those options or stock appreciation rights, the issuance of vested shares or the vesting of unvested shares issued to them. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of the Company’s common stock in payment of such withholding tax liability.

•

Plan amendments will be subject to stockholder approval to the extent required by applicable law or regulation or the listing standards of the stock exchange (or NASDAQ National Market) on which the Company’s common stock is at the time primarily traded.

Automatic Option Grant Program. Participation in the automatic option grant program is limited to (i) each individual who was serving as an eligible non-employee board member in December 2006 and (ii) any individual who first becomes an eligible non-employee board member on or after such date. For purposes of the program, an eligible non-employee board member is any non-employee board member who is not a member, officer, manager, equity holder or other affiliate of H.I.G. Capital LLC, Inc.

Grants under the automatic grant program are made as follows:

•

Each individual who was serving as an eligible non-employee board member in December 2006 was automatically granted an option to purchase that number of shares of common stock determined by dividing the sum of thirty thousand dollars by the price per share at which the common stock was sold pursuant to the Company’s initial public offering (an “IPO grant”).

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•

Each individual who first becomes an eligible non-employee board member at any time after December 2006 will, on the date such individual joins the board, automatically be granted an option to purchase that number of shares of our common stock determined by dividing the applicable dollar amount, not to exceed fifty thousand dollars, by the fair market value per share of our common stock on such date, provided that individual has not previously been in our employ (the “Initial Grant”). The plan administrator will determine the applicable dollar amount at the time of each such grant.

•

On the date of each annual stockholders meeting held after the completion of the Company’s initial public offering of common stock, each eligible non-employee board member who is to continue to serve as a non-employee board member, including each of the Company’s current eligible non-employee board members, will automatically be awarded restricted stock units covering that number of shares of the Company’s common stock determined by dividing the applicable annual amount, not to exceed thirty thousand dollars, by the fair market value per share of our common stock on such date, provided that such individual has served as an eligible director for a period of at least six (6) months (the “Annual Grant”). The plan administrator, on or before the date of the annual stockholders meeting on which those Annual Grants are to be made, will determine the applicable annual amount.

Any fractional share of common stock resulting from the application of the applicable dollar formula will be rounded up to the next whole share.

Each IPO Grant and Initial Grant will have an exercise price per share equal to the fair market value per share of the Company’s common stock on the grant date and will have a term of seven years, subject to earlier termination following the eligible non-employee director’s cessation of board service. The option will be immediately exercisable for all of the option shares; however, the Company may repurchase, at the lower of the exercise price paid per share or the fair market value per share, any shares purchased under the option that are not vested at the time of the eligible non-employee director’s cessation of board service. The shares subject to each IPO Grant and Initial Grant will vest in a series of four successive annual installments upon the eligible non-employee director’s completion of each year of board service over the four-year period measured from the grant date. The shares subject to each Annual Grant will vest upon the earlier of the eligible non-employee director’s completion of one year of board service measured from the grant date or his or her continuation in board service until the day immediately preceding the next annual stockholders meeting following the grant date. However, the shares subject to each automatic grant held by an eligible non-employee director (whether in the form of an option grant or restricted stock units) will immediately vest in full upon his or her death or disability while a board member.

Restricted Stock Awards

The Company granted restricted stock to Jeff Bradley in 2005 to provide an incentive to its Chief Executive Officer to focus on the growth in value of the Company’s stock.

Pursuant to the terms of the employment agreement and the restricted shares agreement between the Company and Jeff Bradley, Mr. Bradley was granted 75,451 shares of our restricted stock, representing 0.6667% of our then outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest each anniversary of the original grant date if the Company’s EBITDA levels equal or exceed targets established by the Compensation Committee of the Board and Mr. Bradley is employed on each applicable vesting date.

Mr. Bradley received a dividend payment of approximately $276,000 in September 2005. Mr. Bradley was also entitled to a $466,490 dividend on his restricted shares with respect to a dividend to our equity holders declared on June 13, 2006. Mr. Bradley received $90,000 of the dividend on June 14, 2006 and the remainder

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was deferred pursuant to the terms of Mr. Bradley’s restricted shares agreement. In addition, Mr. Bradley was entitled to a $477,921 dividend on his restricted shares with respect to a dividend to our equity holders declared on July 12, 2006. The withheld dividends were distributed to Mr. Bradley in January 2007.

In June 2006, the Compensation Committee determined that the Company satisfied the targeted EBITDA levels and as such one-quarter of Mr. Bradley’s restricted stock vested and was released from restrictions.

Defined Benefit Retirement Plan

The Company maintains a noncontributory defined benefit pension plan, which covers substantially all full-time employees. Pension benefits are based on years of service and average annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. Pension benefits are based on an employee reaching the normal retirement age of 65. The amounts are accumulated by multiplying the employee’s average base salary by the number of years of un-interrupted service by a pension factor of 1%. The benefit paid out is calculated using a normal form straight-line annuity for a single person. The benefits paid out are not subject to any deduction for social security or other offset amounts.

Other Benefits

We also provide all employees with a 401(k) plan, health and dental coverage, company-paid term life insurance, disability insurance, paid time off and paid holidays. These benefits are typical within our industry, are designed to be competitive with overall market practices, and are in place to attract and retain the executives and employees needed to operate our business.

Severance and Change of Control Agreements.

Mr. Bradley and Mr. Clark are and were, respectively, entitled to certain severance and change of control benefits. These agreements are described below in the section entitled “Potential Payments Upon Termination or Change in Control.”

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding the compensation of the Company’s Named Executive Officers for the year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Jeff Bradley Chief Executive Officer	2006	$275,000		$225,000	(3)	$259,000	(4)	—		—	$13,030	$89,000	(5)	$861,030
David Clark Chief Financial Officer	2006	$29,000	(2)	0		0		0	(6)	—	0	—		$29,000
Allen Egner Vice President, Finance	2006	$151,000		$175,000		0	(7)	0	(6)	—	$6,887	—		$332,887
Steve Lundmark Vice President, Sales and Marketing	2006	$178,000		$45,000		0	(7)	0	(6)	—	$24,954	—		$247,954

(1)	Amounts in these columns represent the compensation expense recognized by the Company in accordance with SFAS 123(R) for the year ended December 31, 2006. Assumptions used in the calculation of these amounts are included in Note 13 of the Company’s audited financial statements for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K filed with the SEC.

(2)	Mr. Clark’s employment with the Company commenced in November 2006. This amount was paid to Mr. Clark from November 2006 through December 2006. Mr. Clark’s annual base salary is $250,000. Mr. Clark resigned from his position with the Company in October 2007.

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(3)	Mr. Bradley was paid a bonus of $225,000 on July 13, 2006 for his performance for the twelve-month period ended June 30, 2006.

(4)	Pursuant to a restricted shares agreement, Mr. Bradley was granted 75,451 shares of our sole stockholder’s restricted stock, one-quarter of which vested in June 2006. Mr. Bradley also received $200,000 in restricted stock units in connection with the Company’s initial public offering of common stock in December 2006. The restricted stock units vest over four years from the date of grant.

(5)	Mr. Bradley received dividend payments of approximately $89,000 in June 2006 with respect to his restricted stock. Mr. Bradley received a distribution of $855,000 of dividends held in an escrow account pursuant to his restricted shares agreement in January 2007.

(6)	Stock options were granted in connection with the Company’s initial public offering of common stock in December 2006, however the Company did not recognize any compensation expense in connection with such options for the year ended December 31, 2006.

(7)	Restricted stock units were granted in connection with the Company’s initial public offering of common stock in December 2006, however the Company did not recognize any compensation expense in connection with such restricted stock units for the year ended December 31, 2006.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding plan-based awards granted to the Named Executive Officers in 2006.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ /Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)(2)	Target (#)	Maximum (#)(2)
Jeff Bradley	12/18/06	—	—	—	—	11,764	—	—	—	—	$200,000
David Clark(5)	12/18/06	—	—	—	—	44,117	—	—	—	$17.00	$363,083
Allen Egner	12/18/06	—	—	—	—	17,647	—	—	—	—	$300,000
	12/18/06	—	—	—	—	11,764	—	—	—	$17.00	$96,818
Steve Lundmark	12/18/06	—	—	—	—	17,647	—	—	—	—	$300,000
	12/18/06	—	—	—	—	11,764	—	—	—	$17.00	$96,818

(1)	All non-equity payouts to Named Executive Officers during 2006 are considered “Bonuses” and are reflected in the Summary Compensation Table.

(2)	There was no specified minimum or maximum award payout with respect to grants made in connection with the Company’s initial public offering of common stock.

(3)	These awards were made under the Company’s 2006 Stock Incentive Plan in connection with the Company’s initial public offering of common stock.

(4)	The grant date fair value is computed in accordance with SFAS 123(R). Assumptions used in the calculation of the amounts are included in Note 13 to the Company’s audited financial statements for the year ended December 31, 2006 included in the Company’s 2006 Annual Report on Form 10-K, as amended, filed with the SEC.

(5)	Mr. Clark’s stock options were forfeited upon his resignation from the Company in October 2007.

Employment Arrangements

Jeff Bradley

The Company entered into an employment agreement with Jeff Bradley pursuant to which, among other things, Mr. Bradley serves as its Chief Executive Officer. Under this agreement, after the Company’s initial public offering of common stock, Mr. Bradley’s base salary increased to $350,000 per year, and he is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on the Company attaining certain EBITDA levels and the remaining $75,000 may be earned in the Compensation Committee’s discretion. In addition, Mr. Bradley is eligible for an annual equity award under the Company’s 2006 Stock Incentive Plan of restricted stock units having a value of $125,000 and for the commencement of vesting of options to purchase up to 20,000 shares each year over the next four years. Two-thirds of his equity award will be based upon the Company attaining certain EBITDA levels and the remaining one-third may be earned in the Compensation Committee’s discretion. In June 2005, Mr. Bradley was also granted 75,451 shares of Holdings’ restricted stock, representing 0.6667% of its outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest beginning on June 30, 2006 and on June 30 of each subsequent year if our EBITDA levels equal or exceed target established by our Board and Mr. Bradley is employed on each

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applicable vesting date. The first portion of the shares vested on June 23, 2006. In the event that the Company or certain of its affiliates experience a change of control, Mr. Bradley is entitled to an additional bonus equal to $1,000,000 minus the net proceeds that he receives upon such change of control as a result of his equity ownership. If the Company terminates Mr. Bradley without cause he is entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If the Company terminates Mr. Bradley with cause he is entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses.

On January 31, 2007, Jeff Bradley was granted options to purchase 80,000 shares of common stock at an exercise price of $18.65 per share. The options expire 7 years after the grant date and vest in four equal annual installments subject to meeting certain performance criteria.

Additionally, Mr. Bradley was granted restricted stock units having a value equal to $200,000 based on the initial public offering price of the Company’s common stock. The restricted stock units will vest ratably over a four-year period from the date of grant.

David Clark

The terms of Mr. Clark’s employment, pursuant to which he served as the Chief Financial Officer of the Company, were set out in his offer letter which provided that Mr. Clark would receive a base salary of $250,000 per year, and be eligible for an annual cash bonus of up to $125,000 and an equity award under the Company’s 2006 Stock Incentive Plan of restricted stock units having a value of up to $62,500 and options to purchase shares of the Company’s common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $62,500. Two-thirds of Mr. Clark’s cash bonus and two-thirds of his equity award were based upon the Company attaining certain EBITDA levels and the remaining one-third of both his cash bonus and his equity award could have been earned in the Compensation Committee’s discretion. If the Company had terminated Mr. Clark without cause, he would have been entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he had executed a separation release, one year’s salary and any bonus accrued as of termination. If the Company had terminated Mr. Clark with cause, he would have been entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses. Additionally, Mr. Clark was granted options to purchase shares of the Company’s common stock having an aggregate exercise price (based on the initial public offering price) of $750,000. These options would have vested ratably over a four-year period from the date of grant. Mr. Clark resigned from his position with the Company in October 2007 and forfeited all options granted to him.

Allen Egner

After the Company’s initial public offering of common stock, Mr. Egner’s base salary was increased to $150,000 per year. In October 2007, Mr. Egner’s base salary was increased again to $225,000 per year while he acts as Interim Chief Financial Officer. While Interim Chief Financial Officer, Mr. Egner is eligible for an annual cash bonus of up to $112,500 and an equity award under the Company’s 2006 Stock Incentive Plan of options to purchase shares of the Company’s common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $112,500. One-half of Mr. Egner’s cash bonus and one-half of his equity award is based upon the Company attaining certain EBITDA levels and the remaining one-half of his cash bonus and his equity award may be earned in the Compensation Committee’s discretion. Additionally, Mr. Egner received a cash award of $100,000 and was granted restricted stock units having a value of $300,000 based on the initial public offering price and options to purchase shares of the Company’s common stock having an aggregate exercise price (based on the initial public offering price) of $200,000. These restricted stock units and options each vest ratably over a four-year period from the date of grant.

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Steve Lundmark

After the Company’s initial public offering of common stock, Mr. Lundmark’s base salary was increased to $180,000 per year. Mr. Lundmark is eligible for an annual cash bonus of up to $90,000 and an equity bonus under the Company’s 2006 Stock Incentive Plan of options to purchase shares of our common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $80,000. One-half of Mr. Lundmark’s cash bonus and one-half of his equity award will be based upon the Company attaining certain EBITDA levels and the remaining one-half of both his cash bonus and his equity award may be earned in the Compensation Committee’s discretion. Additionally, Mr. Lundmark was granted restricted stock units having a value of $300,000 based on the initial public offering price and options to purchase shares of our common stock having an aggregate exercise price (based on the initial public offering price) of $200,000. These restricted stock units and options each vest ratably over a four-year period from the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information regarding outstanding stock options and restricted stock held by the Named Executive Officers at December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Jeff Bradley	—	—	—	—	—	56,589	$1,040,672	11,764	$216,340

David Clark(4)	—	—	44,117	$17.00	12/17/13	—	—	—	—

Allen Egner	—	—	11,764	$17.00	12/17/13	—	—	17,647	$324,528

Steve Lundmark	—	—	11,764	$17.00	12/17/13	—	—	17,647	$324,528

(1)	Option and Stock Awards vest in four annual installments over the four-year period from the date of grant. Under certain circumstances all stock options and restricted stock grants will immediately vest upon a Change of Control as defined in the Company’s 2006 Stock Incentive Plan. See “Potential Payments Upon Termination or Change in Control” for a description of when vesting of awards is accelerated.

(2)	Pursuant to the terms of a restricted shares agreement between the Company and Jeff Bradley, Mr. Bradley was granted 75,451 shares of restricted stock in 2005. Of such shares, 12.5% vest each anniversary of the original grant date, June 30, 2005, assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest each anniversary of the original grant date if the Company’s EBITDA levels equal or exceed targets established by the Compensation Committee and Mr. Bradley is employed on each applicable vesting date. If Mr. Bradley is employed by the Company at the time of a “Change of Control,” as defined in Mr. Bradley’s employment agreement, all shares of restricted stock not previously forfeited shall immediately vest and cease to be restricted.

(3)	Based on the $18.39 per share closing price of our common stock on December 29, 2006 as reported on the Nasdaq Global Market.

(4)	Mr. Clark’s stock options were forfeited upon his resignation from the Company in October 2007.

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OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding option exercises by the Named Executive Officers during 2006 and vesting of restricted stock held by the Named Executive Officers during 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jeff Bradley	—	—	18,862	$175,794

David Clark	—	—	—	—

Allen Egner	—	—	—	—

Steve Lundmark	—	—	—	—

(1)	The Company was privately held on June 30, 2006, the vesting date. The amount above is based on an estimate of the market value of the Company as of such date.

PENSION BENEFITS

The following table sets forth the present value of the Named Executive Officers’ accumulated benefits under the Company’s pension plan as of December 31, 2006:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jeff Bradley	Noncontributory defined benefit pension plan	1	$13,030	0

David Clark	Noncontributory defined benefit pension plan	0	$0	0

Allen Egner	Noncontributory defined benefit pension plan	17	$71,592	0

Steve Lundmark	Noncontributory defined benefit pension plan	18	$242,119	0

We maintain a noncontributory defined benefit pension plan, which covers substantially all full-time employees, including Messrs. Bradley, Clark, Egner and Lundmark. Pension benefits are based on years of service and average annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

Pension benefits are based on an employee reaching the normal retirement age of 65. The amounts are accumulated by multiplying the employee’s average base salary by the number of years of un-interrupted service by a pension factor of 1%. The benefit paid out is calculated using a normal form straight-line annuity for a single person. The benefits paid out are not subject to any deduction for social security or other offset amounts.

Earnings for the purpose of calculating the final earnings are limited to base salary as reflected in the Summary Compensation Table.

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POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

This section describes payments that may be made to the Company’s Named Executive Officers upon several events of termination, including termination in connection with a change in control, assuming the termination event occurred on December 31, 2006 (except as otherwise noted). The information in this section does not include information relating to the following:

•	payments and benefits provided on a nondiscriminatory basis to salaried employees generally upon termination of employment, including the Company’s tax-qualified defined contribution plan; and

•	restricted stock that vested prior to the termination event—see the Outstanding Equity Awards at Fiscal Year-End table.

The Company has entered into an Employment Agreement and Restricted Shares Agreement with Jeff Bradley. The Company’s other executive officers are not a party to an employment agreement with the Company.

Jeff Bradley—Employment Agreement

Change of Control

The agreement entitles Mr. Bradley to a cash Change of Control Bonus equal to the Equity Deficiency, if Mr. Bradley is employed on the effective date of such Change of Control. Equity Deficiency is determined by subtracting the Employee’s Share from $1,000,000. If the Employee’s Share is more than $1,000,000, the Equity Deficiency is $0. The Employee’s Share equals:

•

in the case of a Change of Control involving a sale of stock of the Company (or a sale of the stock of H.I.G. Capital, together with all of the outstanding shares of capital stock of the Company not directly owned by H.I.G. Capital), the amount of Net Proceeds (as defined in the agreement) actually received directly by Mr. Bradley upon the Change of Control;

•

in the case of a Change of Control involving solely a sale of the stock of H.I.G. Capital, the amount that would be payable to Mr. Bradley upon a redemption of his Company stock immediately following such Change of Control, where the price to be paid in such redemption would equal (x) the aggregate Net Proceeds of such Change of Control divided by the percentage of the Company’s stock not owned by Mr. Bradley at the time of the Change of Control, minus (y) the aggregate Net Proceeds of such Change of Control; and

•

in the case of a Change of Control involving a sale of assets, the amount of Net Proceeds that would have been distributed to Mr. Bradley as a stockholder of the Company in an extraordinary dividend equal to the aggregate Net Proceeds upon the Change of Control.

At the current prices at which our common stock trades, the Equity Deficiency is $0.

A Change of Control under the agreement means:

•

any sale, consolidation or merger which results in the acquisition of all or substantially all of the Company’s outstanding shares of capital stock by a single person or entity or by a group of persons or entities acting in concert;

•

any acquisition in a single transaction or group of related transactions of all or substantially all of the outstanding shares of capital stock of H.I.G. Capital LLC, Inc. either alone or together with all of the outstanding shares of capital stock of the Company not directly owned by H.I.G. Capital; or

•

any sale or transfer of all or substantially all of the assets of the Company and its direct and indirect subsidiaries after which such subsidiaries retain no material business operations provided however that the term “Change of Control” shall not include any of the following: (x) a transaction or transactions

20

with affiliates of H.I.G. Capital (as determined by the Board of Directors of H.I.G. Capital in its sole discretion); (y) a transaction or transactions pursuant to which more than 50% of the shares of voting stock of the surviving or acquiring entity is owned and/or controlled (by agreement or otherwise), directly or indirectly, by H.I.G. Capital or any of its affiliates (as determined by the Board of Directors of H.I.G. Capital in its sole discretion); or (z) any transaction which results in aggregate Net Proceeds (as hereinafter defined) of less than $150,000,000.

Termination Provisions

In the event Mr. Bradley’s employment terminates due to (i) death, (ii) disability, (iii) termination for cause or (iv) voluntary termination, Mr. Bradley or his estate shall be entitled to receive his accrued but unpaid salary through the date of death, date of notice to the Company of disability or date of termination and reimbursement of any unpaid expenses in connection with his duties with the Company.

In the event Mr. Bradley’s employment is terminated without cause, Mr. Bradley shall be entitled to receive:

(1) his accrued but unpaid salary through the date of notice of termination;

(2) reimbursement of unpaid expenses in connection with his duties with the Company; and

(3) lump-sum cash payment equal to 12 months salary plus any bonus accrued but not yet payable reduced by the Employee’s Share (defined above) if termination occurs with a Change of Control.

Amounts paid pursuant to clause (3) above are contingent upon satisfaction of a Separation Release whereby Mr. Bradley agrees to waive and release any claims arising from his employment with the Company.

Mr. Bradley’s agreement includes typical confidentiality clauses and a 2-year non-competition clause.

Jeff Bradley—Restricted Shares Agreement

Pursuant to a Restricted Shares Agreement between the Company and Mr. Bradley, Mr. Bradley received 75,451 shares of restricted stock. The Restricted Shares Agreement provides that if Mr. Bradley’s employment is terminated for any reason, all unvested restricted shares are automatically forfeited and transferred to the Company. If Mr. Bradley is employed during a Change of Control (as defined in Mr. Bradley’s employment agreement above), any unvested restricted shares not previously forfeited will vest and cease to be restricted.

David Clark

The terms of Mr. Clark’s employment were set out in his offer letter which provided severance in the amount of twelve months salary and the amount of Mr. Clark’s bonus (up to 50% of his base salary) accrued as of the termination date, if terminated by the Company other than for cause. Mr. Clark resigned from his position with the Company in October 2007.

Acceleration of Vesting Provisions Pertaining to Stock Options and Restricted Stock Units Upon a Change in Control

Pursuant to the agreements governing the stock options and restricted stock units granted under the Company’s 2006 Stock Incentive Plan, certain events will accelerate the vesting of the shares.

Stock Options

If options are outstanding but not fully exercisable at the time of a Change of Control, and such options are not assumed or paid cash consideration in connection with the Change of Control, such options will automatically accelerate and become fully exercisable.

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Pursuant to Mr. Clark’s stock option agreements with respect to his grant of stock options in connection with the Company’s initial public offering of common stock, regardless of whether his options were assumed or he was paid cash consideration in connection with a Change of Control, all of his outstanding but not otherwise fully exercisable options would automatically accelerate upon a Change of Control.

A Change of Control is defined as a change in the ownership or control of the Company through any of the following transactions:

•

a merger, consolidation or other reorganization approved by the Company’s stockholders, unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company’s outstanding voting securities immediately prior to such transaction;

•	a stockholder-approved sale, transfer or other disposition of all or substantially all of the Company’s assets; or

•

the closing of any transaction or series of related transactions pursuant to which any person or any group of persons comprising a “group” within the meaning of Rule 13d-5(b)(1) of the 1934 Act (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly the beneficial owner (within the meaning of 13d-3 of the 1934 Act) of securities possessing (or convertible into or exercisable for securities possessing) more than 50% of the total combined voting power of the Company’s securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company or the acquisition of outstaying securities held by one or more of the Company’s existing stockholders.

Stock options cease to vest upon termination of employment for any reason, including death or disability.

Restricted Stock Units

If restricted stock units are outstanding but unvested at the time of a Change of Control, and such restricted stock units are not assumed or replaced with a cash retention program in connection with the Change of Control, such restricted stock units will vest immediately.

A Change of Control is defined as a change in the ownership or control of the Company through any of the following transactions:

•

a merger, consolidation or other reorganization approved by the Company’s stockholders, unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company’s outstanding voting securities immediately prior to such transaction;

•	a stockholder-approved sale, transfer or other disposition of all or substantially all of the Company’s assets;

•

the closing of any transaction or series of related transactions pursuant to which any person or any group of persons comprising a “group” within the meaning of Rule 13d-5(b)(1) of the 1934 Act (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly the beneficial owner (within the meaning of 13d-3 of the 1934 Act) of securities possessing (or convertible into or exercisable for securities possessing) more than 50% of the total

22

combined voting power of the Company’s securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company or the acquisition of outstaying securities held by one or more of the Company’s existing stockholders; or

•

a change in the composition of the Board over a period of 12 consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

Restricted stock units cease to vest upon termination of employment for any reason, including death or disability.

Table of Benefits Upon Termination Events

The following tables show potential payments to the Named Executive Officers upon termination of employment, including without limitation a change in control, assuming a December 31, 2006 termination date. In connection with the amounts shown in the table:

•

Stock option benefit amounts for each option as to which vesting will be accelerated upon the occurrence of the termination event is equal to the product of the number of shares underlying the option multiplied by the difference between the exercise price per share of the option and the $18.39 closing price per share of our common stock on December 29, 2006.

•

Restricted stock benefit amounts are equal to the product of the number of restricted shares as to which vesting will be accelerated upon the occurrence of the termination event multiplied by the $18.39 per share closing price of our common stock on December 29, 2006.

Jeff Bradley

Benefit Type	Change in Control		Termination without Cause	Termination with Cause	Voluntary Termination	Death or Disability	Retirement
Severance Payments	1,000,000	(1)	350,000	0	0	0	0
Accrued Bonus(2)	0		225,000	0	0	0	0
Retirement Plan	0		0	0	0	0	13,030
Deferred Compensation Plan	0		0	0	0	0	0
Stock Options	0		0	0	0	0	0
Restricted Stock(3)	1,257,012		0	0	0	0	0
Excise Tax and Gross-Ups	0		0	0	0	0	0
Health and Welfare Benefits	0		0	0	0	0	0

TOTAL	2,257,012		575,000	0	0	0	13,030

(1)	This amount is payable under certain circumstances described above. The market price of the Company’s common stock as of the hypothetical termination date would result in no amount being due.

(2)	Assumes full bonus accrued for the year.

(3)	Assumes restricted stock units were not assumed or replaced in the event of a Change of Control pursuant to the 2006 Stock Incentive Plan.

23

David Clark(1)

Benefit Type	Change in Control	Termination without Cause	Termination with Cause	Voluntary Termination	Death or Disability	Retirement
Severance Payments	0	250,000	0	0	0	0
Accrued Bonus	0	125,000	0	0	0	0
Retirement Plan	0	0	0	0	0	0
Deferred Compensation Plan	0	0	0	0	0	0
Stock Options(2)	61,311	0	0	0	0	0
Restricted Stock	0	0	0	0	0	0
Excise Tax and Gross-Ups	0	0	0	0	0	0
Health and Welfare Benefits	0	0	0	0	0	0

TOTAL	61,311	375,000	0	0	0	0

(1)	The amounts represented on this table are based on Mr. Clark’s offer letter with the Company. Mr. Clark did not have an employment agreement in place at the hypothetical termination date. Mr. Clark resigned from his position with the Company in October 2007.

(2)	All of Mr. Clark’s options would have accelerated upon a change of control pursuant to his stock option agreement under the 2006 Stock Incentive Plan. Mr. Clark forfeited his options upon his resignation in October 2007.

Allen Egner

Benefit Type	Change in Control	Termination without Cause	Termination with Cause	Voluntary Termination	Death or Disability	Retirement
Accrued Bonus	0	0	0	0	0	0
Retirement Plan	0	0	0	0	0	71,592
Deferred Compensation Plan	0	0	0	0	0	0
Stock Options(1)	16,340	0	0	0	0	0
Restricted Stock(1)	324,528	0	0	0	0	0
Excise Tax and Gross-Ups	0	0	0	0	0	0
Health and Welfare Benefits	0	0	0	0	0	0

TOTAL	340,868	0	0	0	0	71,592

(1)	Assumes options and restricted stock units were not assumed or replaced in the event of a Change of Control pursuant to the 2006 Stock Incentive Plan.

Steve Lundmark

Benefit Type	Change in Control	Termination without Cause	Termination with Cause	Voluntary Termination	Death or Disability	Retirement
Accrued Bonus	0	0	0	0	0	0
Retirement Plan	0	0	0	0	0	242,119
Deferred Compensation Plan	0	0	0	0	0	0
Stock Options(1)	16,340	0	0	0	0	0
Restricted Stock(1)	324,528	0	0	0	0	0
Excise Tax and Gross-Ups	0	0	0	0	0	0
Health and Welfare Benefits	0	0	0	0	0	0

TOTAL	340,868	0	0	0	0	242,119

(1)	Assumes options and restricted stock units were not assumed or replaced in the event of a Change of Control pursuant to the 2006 Stock Incentive Plan.

24

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Approval of Transactions with Related Persons

The Company does not presently have a written formal policy pertaining solely to the ratification or approval of related party transactions. In general, it is the Board’s policy that all transactions with directors, officers and other affiliates be on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a person or entity that is not an affiliate of the Company.

Management Agreement

On June 10, 2005, our wholly owned subsidiary Claymont Steel entered into a management agreement with H.I.G. Capital, LLC, an affiliate of our principal stockholder. Pursuant to the terms of this agreement, H.I.G. Capital provided management, consulting and financial services to Claymont Steel, subject to the supervision of its Board. In exchange for these services, Claymont Steel paid H.I.G. Capital an annual management fee of $675,000. In addition to this fee, H.I.G. Capital received additional compensation for the introduction or negotiation of any transactions not in the ordinary course of business or pursuant to which we acquire or dispose of any business operations. The amount of any additional compensation was to be determined by good faith negotiations between H.I.G. Capital and Claymont Steel’s Board, except that in the case of a sale of a majority of Claymont Steel’s stock or all or substantially all of its assets to a third party, H.I.G. Capital was entitled to a fee equal to 1% of the aggregate sale transaction value. Claymont Steel also agreed to reimburse H.I.G. Capital for any expenses incurred in the performance of its duties under the management agreement. In December 2006, this agreement was terminated. In connection with the agreement, the Company paid H.I.G. Capital a fee of $4 million, $1 million of which represents a transaction fee payable upon completion of the Company’s initial public offering of common stock and $3 million of which represents a fee to terminate our obligation to make payments under the management services agreement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

There are no interlocking relationships between any member of the Company’s Compensation Committee and any executive officer of the Company that require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

25

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with management and Crowe Chizek the audited financial statements. The Audit Committee has discussed with Crowe Chizek the matters required to be discussed by the statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from Crowe Chizek required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T and has discussed with Crowe Chizek that firm’s independence. Based on the review and discussion referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the audited financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission.

Respectfully submitted,

Steve Scheinkman

Tracy L. Shellabarger

Jeffrey Zanarini

26

Annex II

Jefferies & Company, Inc.
520 Madison Avenue, 12th Floor
New York, NY 10022
tel 212.284.2550
fax 212.284.2111
www.jefferies.com

PRIVILEGED AND CONFIDENTIAL

December 9, 2007

The Board of Directors

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, DE 19073-2727

Members of the Board:

We understand that Claymont Steel Holdings, Inc., a Delaware corporation (the “Company”), Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Parent”), and Titan Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Purchaser of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $.001 per share, of the Company (the “Common Stock”) for $23.50 per share in cash (the “Tender Consideration”), and (ii) the subsequent merger of Purchaser with and into the Company (the “Merger”). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent and each outstanding share of Common Stock not previously tendered in the Tender Offer, other than shares of Common Stock held in the treasury of the Company or owned by Parent, Purchaser, or the Company, or any of their respective subsidiaries, shall be converted into the right to receive $23.50 in cash (such amount, or if the Tender Consideration shall be greater, such higher amount, the “Merger Consideration” and, together with the Tender Consideration, the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated December 8, 2007 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the representations and warranties set forth in the Merger Agreement and the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to us or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Tender Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Tender Offer or the Merger in any way meaningful to our analysis.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Tender Offer and the Merger, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Tender Offer or the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation to any holder of shares of Common Stock as to whether such stockholder should tender shares of Common Stock in the Tender Offer or as to how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the Consideration to be received by holders of shares of Common Stock. This opinion has been authorized by the Fairness Opinion Committee of Jefferies & Company, Inc.

2

We have been engaged by the Company to act as financial advisor to the Company in connection with the Tender Offer and the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Tender Offer and the Merger. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of the Company, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very Truly Yours,

JEFFERIES & COMPANY, INC.

3

Annex III

200 Public Square. Suite 3750. Cleveland, Ohio 44114

Phone: (216) 589-0900. Fax: (216) 589-9558. www.wesrespartners.com

December 9, 2007

PRIVATE AND CONFIDENTIAL

The Board of Directors

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, DE 19073-2727

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Consideration (as defined below) to be received by the holders of the issued and outstanding shares of Common Stock, $.001 par value (the “Common Stock”), of Claymont Steel Holdings, Inc. (the “Company”), pursuant to the Agreement and Plan of Merger (the “Agreement”) by and among Evraz Group S.A. (“Evraz”), Titan Acquisition Sub, Inc., a wholly-owned subsidiary of Evraz (“Purchaser”), and the Company.

Under the terms of the Agreement, Evraz will cause Purchaser to commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Common Stock at a price of $23.50 per share in cash (the “Price”), and following consummation of the Offer, Purchaser shall merge with and into the Company (the “Merger”). At the effective time of the Merger, each issued and outstanding share of Common Stock (other than shares owned directly or indirectly by Evraz, Purchaser or the Company, which will be cancelled with no consideration issued in exchange therefor, or shares owned by a stockholder who is entitled to and who properly demands and perfects statutory appraisal rights in compliance with all of the required procedures of Delaware law), will be canceled and converted into the right to receive cash in an amount equal to the Price (such consideration or any higher price as may be paid in the Offer in accordance with the Agreement, the “Consideration”), and the Company will become a wholly-owned subsidiary of Evraz (the Offer and Merger are together hereinafter referred to as the “Transaction”). The specific terms and conditions of the Transaction are more fully set forth in the Agreement.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) a draft of the Agreement, dated December 8, 2007, which we understand to be in substantially final form; (ii) certain publicly available information concerning the Company, including its Registration Statement No 333-136352 on Form S-1 related to the offering of its Common Stock (as amended), which was originally filed with the United States Securities and Exchange Commission on August 7, 2006, and declared effective by the Commission on December 18, 2006; the Annual Report on Form 10-K of the Company for the year 2006, and the Quarterly Reports on Form 10-Q of the Company for the first three quarters of the current fiscal year; (iii) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by it for purposes of our analysis; (iv) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies’ securities; (vi) certain publicly available

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December 9, 2007

information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry; and (vii ) certain publicly available information concerning Evraz. Also, we have visited the Company’s facilities in Claymont, Delaware, met or had conversations with certain officers and employees of the Company to discuss the business and prospects of the Company, as well as other matters we believe relevant to our inquiry, and considered such other data and information we judged necessary or appropriate to render our opinion.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company, Evraz and Purchaser contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefore) provided to us and, with your consent, we have assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of the Company. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based, and express no view as to such projections or assumptions. Also, we have not conducted an appraisal of any of the assets, properties or facilities of the Company, nor have we been furnished with any such evaluation or appraisal.

We have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the last draft that we have received. In addition, we have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained, all other conditions to the Transaction as set forth in the Agreement will be satisfied, and the Transaction will be consummated on a timely basis in the manner contemplated by the Agreement. We have not solicited, nor were we asked to solicit, third party interest in any transaction involving the Company.

It should be noted that this opinion is based upon economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. Also, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Consideration to be received by the holders of the Company’s Common Stock pursuant to the Agreement, and does not address the Company’s underlying business decision to effect the Transaction or any other terms of the Agreement. In that regard, we further express no opinion concerning the fairness of the amount or nature of any compensation to be paid to any of the Company’s officers, directors or employees, or to any class of such persons, relative to the compensation to be received by the holders of the Company’s Common Stock in connection with the Transaction. In addition, it should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

It is understood that this opinion was prepared solely for the use of the Board of Directors (the “Board”) in discharging its fiduciary duties in evaluating the proposed Transaction. This opinion may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent; provided, however, that we understand that this opinion, and a summary thereof which we will prepare, may be included in the Proxy Statement of the Company to be distributed to the holders of the Common Stock in connection with the Transaction.

Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Common Stock into the tender offer contemplated by the Agreement or how such stockholder should vote at any stockholders’ meeting held in connection with the Transaction. We have advised the Board that we do not believe that any person (including a stockholder of the Company) other than the directors has the legal right to rely on this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this

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assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of Western Reserve Partners LLC under the federal securities laws or on the rights and responsibilities of the Board under applicable law.

We will receive a fee from the Company for our services related to the delivery of this opinion, a portion of which becomes due and payable only if the Transaction is consummated. The Company has also agreed to indemnify us against certain liabilities, including liabilities under the federal securities laws.

This opinion has been approved by the Valuation and Fairness Opinion Committee of Western Reserve Partners LLC.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

Western Reserve Partners LLC